 Exhibit 99.1
Standard Lithium Ltd.
NOTICE OF ANNUAL GENERAL
AND SPECIAL MEETING
OF SHAREHOLDERS AND MANAGEMENT
INFORMATION CIRCULAR
Dated: February 23, 2023
Meeting Details
Date:	April 4, 2023
Time:	10:00 a.m. (Pacific time)
Place:	Virtual at https://virtual-meetings.tsxtrust.com/1428

MESSAGE FROM OUR CEO

Dear Valued Shareholders:
Fiscal 2022 and the first half of fiscal 2023 have been periods of transformational growth for Standard Lithium. By investing in innovative technologies and achieving key milestones across our flagship projects, we have significantly advanced our commercial development strategy. We also strengthened our capital position with a $100 million direct investment from Koch Strategic Platforms, and we maintained a strong balance sheet with a total of  $107.4 million in cash on hand and a working capital surplus of  $105.0 million as of December 31, 2022.
Executing on Roadmap Towards Commercialization
We finalized a critical agreement with LANXESS Corporation in February 2022 for our first commercial lithium project. The agreement expedites our development plans in El Dorado, Arkansas, and gives us ownership of the projects and the development timelines. Since then, we have awarded the Front-End Engineering Design (FEED) and Definitive Feasibility Study (DFS) for Phase 1A of the project to Optimized Process Design (OPD), a Koch Engineered Solutions business. In December 2022, we completed the necessary agreements to secure access and begin the required site work to support the FEED and DFS, with results scheduled for delivery in an NI-43-101 DFS in the first half of 2023.
Our resource development team has also been hard at work at our South West Arkansas project to advance the ongoing Preliminary Feasibility Study (PFS).
Together, the advancement of these two projects reflect clear progress on our roadmap to unlocking a critical domestic supply of lithium. Our scaled approach to project development maximizes capital efficiency and leverages strategic partnerships, existing infrastructure, and distinct regional advantages as we continue to expand operations.
Pursuing Resource Expansion and Developing Innovative, Sustainable Technologies
In addition to the work underway at our flagship south Arkansas projects, our team is actively expanding our resource holdings by securing areas across the Smackover Formation that we believe are most promising for supplying large-scale, high-quality lithium brine resources.
And we continue to pursue new cutting-edge technologies, including investing $2.5 million in Aqualung Carbon Capture AS, a leader in carbon capture technology. As part of our wider sustainability strategy, we recently installed an Aqualung Carbon Capture Pilot Plant to test this novel technology and inform our efforts to minimize CO2 emissions at future production facilities.
Supporting Our People and Our Community
We continued to deepen our partnership with the communities we operate in across Arkansas. We are proud to have sponsored many local events and development projects throughout the year. Notably, we partnered with Entergy, Adopt a Charger, and South Arkansas Community College to install the first EV charging stations — free for public use — in downtown El Dorado, Arkansas.
We know our business is only as successful as our people, and our flagship project’s location in America’s energy heartland offers a wealth of engineering and other talent, which we are leveraging to accelerate domestic lithium production and deliver a new future of growth for the region.
In closing, I want to express my sincere gratitude to our shareholders for your continued support. We are uniquely positioned for success as we ramp up towards our first commercial plant and further our other development initiatives. And we are committed to building and delivering value through innovation, growth, and execution excellence.
/s/ “Robert Mintak” Robert Mintak Chief Executive Officer

2023 Management Circular 1

MESSAGE FROM OUR CHAIRMAN

Dear Fellow Standard Lithium Shareholders:
You are invited to attend our Annual General Meeting of Shareholders (the “Meeting”), which will be held on April 4, 2023, at 10:00 am (Pacific Time) in El Dorado, Arkansas or virtually: https://virtual-meetings.tsxtrust.com/1428.
It is an exciting time of rapid growth for our team at Standard Lithium as we support the transition to a new energy economy. The EV boom has led to a surge in demand for lithium — and in particular, for environmentally friendly, cost-effective, and domestically-produced battery quality lithium. With our integrated direct lithium extraction technology and responsible development approach designed to minimize environmental impact, Standard Lithium is uniquely poised to meet this demand. We have made significant onsite progress in our path forward to commercialization, setting a new standard for sustainable American lithium production. Our expanding workforce has been enhanced by a multi- pronged recruiting strategy that has been very successful thus far in attracting the necessary skills and experience to support this growth. Led by an experienced team with diverse skill sets and a shared commitment to innovation and execution, Standard Lithium is optimally positioned to build on this momentum and usher in a new era of American lithium production.
Your Board serves as a strategic asset and is highly engaged as we work toward our goals. To strengthen our corporate governance and expand our project management, financial, and human resources expertise, in January 2023 we appointed two highly accomplished executives to our
Board — Claudia D’Orazio and Anca Rusu — as independent directors. In addition to bringing decades of experience in the energy sector, they increase the Board diversity in gender, experience and background.
I’d also like to take this opportunity to recognize the tremendous support we have received thus far across all levels of government, and in particular the support from the residents and stakeholders in the communities we are proud to be working in.
This Management Information Circular contains important information about the Meeting and business to be conducted, including the voting details, nominated directors, and appointment of auditors — as well as our executive compensation program. We encourage all Shareholders to read and familiarize yourselves with the circular in advance of the Meeting. Regardless of whether you can join us in person or virtually for the Meeting, I encourage you to vote your Shares.
Thank you for your continued support of Standard Lithium.
Sincerely, /s/ “Robert Cross” Robert Cross, Non-Executive Chairman

2023 Management Circular 2

STANDARD LITHIUM LTD. Suite 110, 375 Water Street Vancouver, British Columbia, V6B 5C6
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the shareholders of Standard Lithium Ltd. (the “Company”) will be held virtually on April 4, 2023 at 10:00 a.m. (Pacific time).
The Meeting will be a virtual meeting conducted via live webcast and accessible online at https://virtual-meetings.tsxtrust.com/1428 starting at 10:00 a.m. (Pacific time) on April 4, 2023. Please note that this site may not be fully accessible on all Internet browsers (Note – please do not use Internet Explorer). If you are unable to join the Meeting through your usual browser, we suggest trying to access the Meeting via a different browser. Registered and beneficial shareholders entitled to vote may attend and vote at the Meeting. Shareholders will be able to submit questions during the live webcast.
In addition to the virtual meeting, the Company is inviting shareholders to view the Meeting in person at the First Financial Hall located in the Murphy Arts District in downtown El Dorado, Arkansas at 101 East Locust Street, El Dorado, Arkansas. The Company will be streaming the virtual meeting live from the First Financial Hall and will provide shareholders with an opportunity to meet members of management in person.
The Meeting will be held for the following purposes:

1.
to receive the audited financial statements of the Company as at and for the financial year ended June 30, 2022, together with the report of the auditor thereon;

2.
to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the board of directors to fix the remuneration of the auditor;

3.
to elect directors to hold office for the ensuing year;

4.
to approve the Company’s amended and restated rolling stock option plan (the “Amended and Restated Option Plan”), as set out under the heading “Approval of Amended and Restated Option Plan” in the attached management information circular (the “Circular”);

5.
to approve the Company’s amended and restated long term incentive plan (the “Amended and Restated Incentive Plan”), as set out under the heading “Approval of Amended and Restated Incentive Plan” in the attached Circular; and

6.
to transact such other business as may properly be transacted at the Meeting or at any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the accompanying Circular.
The Company has decided to use the notice and access procedure (“Notice and Access”) available in National Instrument 51-102 – Continuous Disclosure Obligations and
National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Meeting materials to its shareholders. Under Notice and Access, instead of receiving printed copies of the Circular, shareholders will receive a notice (the “Notice and Access Notice”) containing instructions on how to access such materials electronically. Together with the Notice and Access Notice, shareholders will also receive a proxy (“Proxy”) (in the case of registered shareholders) or a voting instruction form (in the case of non-registered shareholders) (collectively, the “Meeting Materials”), enabling them to submit their voting instructions ahead of the Meeting. The Meeting Materials will be posted on the Company’s website at https://www.standardlithium.com/investors/sedar and will remain on the website for one year. The Meeting Materials will also be available on the Company’s corporate profile of the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Pursuant to Notice and Access provisions, registered and beneficial shareholders are entitled to request delivery of a paper copy of the Circular at the issuer’s expense.
If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than any of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and vote on your behalf at the Meeting.
A shareholder who is unable to attend the Meeting and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date

2023 Management Circular 3

and sign the enclosed Proxy and deliver it in accordance with the instructions set out in the Proxy and in the Circular.
We strongly encourage shareholders to attend the Meeting and to vote their shares by Proxy prior to the Proxy cut-off at 10:00 a.m. (Pacific time) on Friday, March 31, 2023.
As set out in the notes, the enclosed Proxy is solicited by management; however, you may amend it by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.
DATED at Vancouver, British Columbia,
this 23rd day of February, 2023.
By order of the Board of Directors.
STANDARD LITHIUM LTD.
/s/ “Robert Mintak”
Robert Mintak
Director and Chief Executive Officer

2023 Management Circular 4

STANDARD LITHIUM LTD. Suite 110, 375 Water Street Vancouver, British Columbia, V6B 5C6
MANAGEMENT INFORMATION CIRCULAR
(containing information as at February 23, 2023 unless otherwise stated)
For the Annual General and Special Meeting
to be held at 10:00 a.m. (Pacific time) on April 4, 2023
SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by management (the “Management”) of Standard Lithium Ltd. (the “Company”), for use at the Annual General and Special Meeting (the “Meeting”) of the shareholders (“Shareholders”) of the Company to be held on April 4, 2023, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.
The enclosed form of proxy (the “Proxy”) is solicited by Management. The solicitation will be primarily by mail; however, Proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

VIRTUAL ONLY MEETING FORMAT

The Meeting will be a virtual meeting conducted via live webcast and accessible online at https://virtual-meetings.tsxtrust.com/1428 starting at 10:00 a.m. (Pacific time) on April 4, 2023. Please note that this site may not be fully accessible on all Internet browsers (Note – please do not use Internet Explorer). If you are unable to join the Meeting through your usual browser, we suggest trying to access the Meeting via a different browser.
Registered and beneficial Shareholders entitled to vote may attend and vote at the Meeting. Shareholders will be able to submit questions during the live webcast.
We strongly encourage Shareholders to attend the Meeting and to vote their shares by Proxy prior to the Proxy cut-off at 10:00 a.m. (Pacific time) on Friday, March 31, 2023.

NOTICE AND ACCESS

The Company has decided to use the notice and access procedure (“Notice and Access”) available in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Meeting materials to its Shareholders. Under Notice and Access, instead of receiving printed copies of the Circular, Shareholders will receive a notice (the “Notice and Access Notice”) containing instructions on how to access such materials electronically. Together with the Notice and Access Notice, Shareholders will also receive a Proxy (in the case of registered Shareholders) or a voting instruction form (“VIF”)
(in the case of non-registered Shareholders) (collectively, the “Meeting Materials”), enabling them to submit their voting instructions ahead of the Meeting. The Meeting Materials will be posted on the Company’s website at https://www.standardlithium.com/investors/sedar and will remain on the website for one year. The Meeting Materials will also be available on the Company’s corporate profile of the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Pursuant to Notice and Access provisions, registered and beneficial Shareholders are entitled to request delivery of a paper copy of the Circular at the issuer’s expense.

2023 Management Circular 5

APPOINTMENT OF PROXYHOLDERS

The persons named in the Proxy are representatives of the Company.
A Shareholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Shareholder) to attend and act on the Shareholder’s behalf at the Meeting other than the persons named in the accompanying Proxy (the “Proxyholder”). To exercise this right, a Shareholder shall strike out the names of the persons named in the accompanying Proxy and insert the name of the Shareholder’s nominee in the blank space provided or complete another suitable form of proxy.
A Proxy will not be valid unless it is duly completed, signed and deposited with the Company’s registrar and transfer agent, TSX Trust Company (“TSX Trust”) at P.O Box 721, Agincourt, Ontario, M1S 0A1, Canada, or by fax within North America at 1-866-781-3111 or outside North America at 1-416-368-2502, or by scan and email to proxyvote@tmx.com not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. A Proxy must be signed by the Shareholder or by his or her attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

VOTING BY PROXYHOLDER

Manner of Voting
The common shares of the Company (the “Common Shares”) represented by the Proxy will be voted for, against or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice on the Proxy with respect to any matter to be acted upon, the Common Shares will be voted accordingly. On any poll, a Proxyholder will vote the Common Shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for, withhold or against any resolution, the Proxyholder will do so in accordance with such direction.
The Proxy, when properly signed, confers discretionary authority on the Proxyholder with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the Proxyholder.
In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the motions proposed to be made at the Meeting as stated under the headings in this Circular.

Revocation of Proxy
A Registered Shareholder (defined below) who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by personally attending the Meeting online, or by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer and deposited with the Company’s registrar and transfer agent, TSX Trust by mail at P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada, or by fax within North America at 1-866-781-3111 or outside North American at 1-416-368-2502, or by scan and email to proxyvote@tmx.com, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.
If you are a non-registered Shareholder and wish to revoke or change your prior instructions, you must contact your intermediary well in advance of the Meeting and follow its instructions. Intermediaries may set deadlines for the receipt of revocations that are further in advance of the Meeting than those set out elsewhere in this Circular and related Proxy materials and, accordingly, any such revocation should be completed in coordination with your intermediary well in advance of the deadline for submitting Proxies or VIFs to ensure it can be given effect to at the Meeting.

Voting Thresholds Required for Approval
In order to approve a motion proposed at the Meeting, a majority of not less than one-half of the votes cast will be required (an “Ordinary Resolution”) unless the motion requires a special resolution (a “Special Resolution”), in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, Common Shares held by Shareholders of the Company who have an interest in the subject matter of the resolution, as set out in the TSX Venture Exchange (the “Exchange”) Corporate Finance Manual, will be excluded from the count of votes cast on such motion.

2023 Management Circular 6

ADVICE TO REGISTERED SHAREHOLDERS

Shareholders whose names appear on the records of the Company as the registered holders of Common Shares (the “Registered Shareholders”) may choose to vote by Proxy or attend the Meeting and vote virtually.
Registered Shareholders can vote in one of the following ways:
Internet, Email and Mail
To vote by Internet, go to www.meeting-vote.com and follow the instructions on screen. You will need your control number, which appears below your name and address on the Proxy.
To vote by fax or email, complete both sides of the Proxy, sign and date it and fax both sides to our transfer agent, TSX Trust, Attention: Proxy Department, to 416.368.2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxyvote@tmx.com.
To vote by mail, complete, sign and date the Proxy and return it in the envelope provided, or send it to: TSX Trust, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.
At the Meeting
Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:
a)
Type in https://virtual-meetings.tsxtrust.com/1428 on your browser at least 15 minutes before the Meeting starts;

b)
Click on “I have a control number”;

c)
Enter your 13-digit control number (on your Proxy);

d)
Enter the password: sli2023 (case sensitive); and

e)
When the ballot is opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click on “Submit”.

Returning your Proxy
Registered Shareholders who choose to submit a Proxy may do so by completing, signing, dating and depositing the Proxy with TSX Trust not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. The Proxy may be signed by the Shareholder or by his or her attorney in writing, or, if the Registered Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.
If the Meeting is postponed or adjourned, we must receive your completed Proxy by 10:00 a.m. (Pacific time), two full business days before any adjourned or postponed Meeting at which the Proxy is to be used. Late Proxies may be accepted or rejected by the Chair of the Meeting at their discretion and they are under no obligation to accept or reject a late Proxy. The Chair of the Meeting may waive or extend the Proxy cut-off without notice.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold Common Shares in their own name.
Shareholders who do not hold their Common Shares in their own name (the “Beneficial Shareholders”) should note that only Proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting.
If Common Shares are listed in an account statement provided to a Shareholder by an intermediary, such as a brokerage firm, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s intermediary or an agent of that intermediary, and consequently the Shareholder will be a Beneficial Shareholder. In Canada, the vast majority of such Common Shares are registered under the name CDS & Co. (being the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).
The Common Shares held by intermediaries or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, an intermediary and its agents are prohibited from voting shares for the intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.
Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the Common Shares on how to vote such Common Shares on behalf of the Beneficial Shareholder.

2023 Management Circular 7

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically supplies the voting instruction forms, mails those voting instruction forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the voting instruction forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that voting instruction form to vote Common Shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such Common Shares are voted.
There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities which they own (“OBOs” for objecting beneficial owners) and those who do not object to the issuers of the securities they own knowing who they are (“NOBOs” for non-objecting beneficial owners). The Company does not intend to pay for intermediaries to deliver these Meeting Materials to OBOs and, as a result, OBOs will not be sent paper copies unless their intermediary assumes the costs.

Non-Objecting Beneficial Owners
Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs. This year, the Company will rely on those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF from the Company’s transfer agent, TSX Trust. These VIFs are to be completed and returned to TSX Trust in the envelope provided or by facsimile. In addition, TSX Trust provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. TSX Trust will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.
The Meeting Materials are being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder and the Company or its agent has sent these proxy-related materials to you directly, please be advised that your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send these proxy-related materials to you directly, the Company (and not the intermediaries holding securities on your behalf) has assumed responsibility for (i) delivering the proxy-related materials to you and (ii) executing your proper voting instructions as specified in the VIF. Please return your voting instructions as specified in the request for voting instructions.

Objecting Beneficial Owners
Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.
Applicable regulatory rules require intermediaries to seek voting instructions from OBOs in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by OBOs in order to ensure that their Common Shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to an OBO by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the OBO.
The form of proxy provided to OBOs by intermediaries will be similar to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the intermediary on how to vote your common shares on your behalf. Broadridge typically supplies voting instruction forms on behalf of intermediaries, mails those forms to OBOs, and asks those OBOs to return the forms to Broadridge or follow specific telephonic or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the Common Shares to be represented at the meeting. An OBO receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such Common Shares are voted.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of the directors or officers of the Company, at any time since the beginning of the Company’s last financial year, nor any proposed nominee for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the
Meeting exclusive of the election of directors or the appointment of auditors. Directors and officers may however be interested in the approval of the amended and restated rolling stock option plan (the “Amended and Restated Option Plan”) and the amended and restated long term incentive plan (the “Amended and Restated Incentive Plan”) as detailed under the headings “Approval of Amended and

2023 Management Circular 8

Restated Option Plan” and “Approval of Amended and Restated Incentive Plan”, respectively, below, as such persons are entitled to participate in the Amended and
Restated Option Plan and the Amended and Restated Incentive Plan.

RECORD DATE, VOTING SHARES
AND PRINCIPAL HOLDERS THEREOF

A Shareholder of record at the close of business on February 17, 2023 (the “Record Date”) who either personally attends the virtual Meeting or who has completed and delivered a Proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have such Shareholder’s Common Shares voted at the Meeting, or any postponement or adjournment thereof.
The Company’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares (“Preferred Shares”), without par value. As at the Record Date, the Company has 167,502,197 Common Shares issued and outstanding, with each Common Share carrying the right to one vote. As at the Record Date, no Preferred Shares are issued and outstanding.

Principal Holders of Voting Securities
To the best of the knowledge of the directors and officers of the Company, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

EXECUTIVE COMPENSATION

The following information is presented in accordance with Form 51-102F6 – Statement of Executive Compensation (the “Form”) and sets forth compensation of the Company for the year ended June 30, 2022.
All amounts represented in this statement of executive compensation are in Canadian dollars unless stated otherwise.

General
The following terms when used in this section will have the following meanings:
“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;
“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;
“Director” means an individual who acted as a director of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;
“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;
“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;
“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;
“NEO” or “named executive officer” means each of the following individuals:
(a)
a CEO;

(b)
a CFO;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of NI 51-102, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

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Executive Compensation
“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;
“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;
“replacement grant” means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option; and
“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis
The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives and processes and to discuss compensation decisions relating to the Company’s
NEOs.
During the financial year ended June 30, 2022, the Company had five (5) NEOs: Robert Mintak, CEO and Director; Kara Norman, CFO and Corporate Secretary; Dr. Andy Robinson, President, chief operating officer (“COO”) and Director; Stephen Ross, Vice President, Resource Development; and Jason Tielker, Vice President, Project Delivery.
Elements of NEO Compensation
Compensation of NEOs is reviewed annually and recommended to the board of directors of the Company (the “Board”) for approval by the compensation committee (the “Compensation Committee”). The level and elements of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, expected time commitments, past performance and the availability of financial resources.
In the Compensation Committee’s view, there has been no need for the Company to design or implement a formal compensation program for NEOs.

Set forth below is a table that describes the elements of NEO compensation:
Element	Description	Objectives
Base salary	Base salary is determined through an analysis that considers the expected nature and quantity of duties and responsibilities, past performance, expected time commitments and the availability of financial resources.	To attract, retain and motivate NEOs.
Annual cash bonuses (Short Term Incentives)	Annual cash bonuses comprise a portion of variable compensation for NEOs and is designed to reward NEOs on an annual basis for achievement of business objectives and individual performance.	Recognize and pay for performance of NEOs and attract, retain and motivate NEOs.
Options, RSUs and PSUs (Long Term Incentives)	Equity compensation comprises a portion of variable compensation for NEOs and is designed to reward NEOs for achievement of business objectives and individual performance, as well as align NEO performance with those of Shareholders and the long-term objectives of the Company.	Recognize and compensate performance of NEOs, attract, retain and motivate NEOs, and align performance of NEOs with those of Shareholders and long-term objectives of Company.
Compensation Risk Considerations
The Compensation Committee takes a balanced approach by using both short-term and long-term incentives which are based on both business objectives and individual performance as discussed above. The Company’s compensation strategy identifies the maximum number of awards granted under the Company’s Option Plan and Incentive Plan (each, as defined below). This strategy achieves the objectives of aligning the interests of NEOs and Shareholders and attracting, motivating, and retaining NEOs who are instrumental to the Company’s success while limiting excessive risk taking.
The Company does not currently prohibit NEOs or Directors from purchasing financial instruments (which, for greater certainty, include prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted by the Company to such individuals as compensation or held, directly or indirectly, by the NEO or Director. However, to the best of the Company’s knowledge, no NEO or Director of the Company has purchased such financial instruments.
Based on its review of the Company’s compensation policies and practices, the Compensation Committee has not identified any risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee will continue to review the Company’s compensation strategy, policies and practices on an annual basis to ensure that risk related to compensation of NEOs and Directors is mitigated.

2023 Management Circular 10

Executive Compensation
Performance Graph
The following graph compares the percentage change in cumulative total shareholder return for CDN$100 invested in the Company’s Common Shares against the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Metals and Mining Index for the five-year period beginning July 1, 2017.
The amounts in the graph above and chart below are as of July 1 and June 30, respectively, in each of the years 2017, 2018, 2019, 2020, 2021 and 2022.
Index	July 1, 2017 (CDN$)	June 30, 2018 (CDN$)	June 30, 2019 (CDN$)	June 30, 2020 (CDN$)	June 30, 2021 (CDN$)	June 30, 2022 (CDN$)
Standard Lithium Ltd.	100.00	108.49	84.91	94.34	480.19	518.87
S&P/TSX Composite Index	100.00	110.41	114.68	112.19	150.17	144.35
S&P/TSX Composite Metals and Mining Index	100.00	105.26	110.10	159.64	149.96	133.17
As shown in the graph above, during the fiscal year ended June 30, 2022, the Company Common Share price significantly outperformed both the S&P/TSX Composite Index and the S&P/TSX Composite Metals and Mining Index. This trend has continued since June 30, 2020. The Company believes that its outperformance was largely due to the progress of the Company’s most advanced project – the Lanxess Property Project, a brownfield project being developed in partnership with specialty chemicals company, LANXESS Corporation (“LANXESS”). The Company operates its first-of-a-kind industrial-scale direct lithium extraction pilot plant at LANXESS’ South plant in southern Arkansas. The pilot plant technology selectively extracts lithium from brine that is a by-product of existing bromine production facilities run by LANXESS. The pilot plant is being used for proof-of-concept and commercial feasibility studies. The Company is also advancing the resource development of over 27,000 acres of separate brine leases located in southwest Arkansas. Macroeconomic developments in North America and globally, as well as geopolitical tensions, have supported the development of domestic electric vehicle and battery production infrastructure, which the Company believes has also led to outperformance relative to the S&P/TSX Composite Index and the S&P/TSX Composite Metals and Mining Index.
The trend in overall compensation paid to the Company’s NEOs over this time has not directly tracked to the performance of the Company’s Common Shares or the noted indices. Given the Company’s stage of development, the Company’s Common Share price can be volatile and is currently not a significant factor in cash compensation considerations. The value of Option (defined below) and Share Unit (defined below) awards is influenced by the Company’s Common Share price performance.
Share-Based and Option-Based Awards
The Company currently has two equity incentive plans: (i) a stock option plan (the “Option Plan”), and (ii) a long-term incentive plan (the “Incentive Plan”).
The Option Plan is designed to motivate NEOs and Directors by providing them with the opportunity, through stock options (each, an “Option”), to acquire an interest in the Company and benefit from the Company’s growth.
The Incentive Plan provides for the grant of rights to acquire any number of Common Shares (each, a “Share Unit”), from time to time that each represent the right to receive, subject to adjustments in certain circumstances, one Common Share in consideration for past performance upon expiry of an applicable restricted period, the holder ceasing to be involved with the Company or the satisfaction of certain established performance conditions.

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Executive Compensation
See “Option Plan” and “Incentive Plan” below for summaries of the equity incentive plans. At the Meeting, Shareholders will be asked to approve certain amendments to the Option Plan and Incentive Plan. See “Approval of Amended and Restated Option Plan” and “Approval of Amended and Restated Incentive Plan”.
Other than the Option Plan and Incentive Plan, the Company does not offer any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.
As noted above, compensation of NEOs, including the award of Options and Share Units, is reviewed annually and recommended to the Board for approval by the Compensation Committee. The number of Options and Share Units is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, expected time commitments and the availability of financial resources. The Compensation Committee takes into account the maximum number of awards available for grant under the Option Plan and Incentive Plan, in addition to previous grants, when considering new grants under any equity incentive plan.
Compensation Committee
The Compensation Committee reviews annually and recommends to the Board compensation for NEOs. The Compensation Committee may meet more frequently during the year to review compensation matters and may engage third party consultants to assist in evaluating compensation matters.
The current members of the Compensation Committee are Robert Cross (Chair), Dr. Volker Berl and Jeffrey Barber, all of whom are independent1 and all of whom have direct experience that is relevant to their responsibilities in executive compensation.
Robert Cross (Chair)
Mr. Cross currently serves as the non-executive chair of the Company and is the chair of the Compensation Committee and a member of the audit committee (the “Audit Committee”). Mr. Cross is also the chair of B2Gold Corp. where he serves as chair of their compensation committee and is also a member of their corporate governance and nominating committee. Mr. Cross has more than 30 years of experience as a company founder, financier, and advisor in the mining and oil & gas sectors. Between 2004 and 2016 he was co-founder and Chair of Bankers Petroleum Ltd. From 2002 until 2007, he served as Chair of Northern Orion Resources Inc. Between 1996 and 1998, Mr. Cross was Chair and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. Mr. Cross has an
Engineering Degree from the University of Waterloo and he received his MBA from Harvard Business School in 1987.
Dr. Volker Berl
Dr. Berl serves as an independent Director of the Company and is also a member of the Compensation Committee and Audit Committee. Dr. Berl is the founder, managing partner, and Chief Executive Officer of New Age Ventures. Early in his career, Dr. Berl was head of a Process Development Laboratory at BASF AG, Germany, teaming up to build the Fine Chemical Division’s pharmaceutical contract manufacturing business and overseeing the process development for some of BASF’s most important APIs. More recently, Dr. Berl was Vice President of Equity Research Pharmaceuticals for Deutsche Bank and Chief Technology Officer for the bioscience company Zymes LLC. Dr. Berl holds an MBA from Concordia University and completed a postdoctoral chemistry fellowship at Stanford University. Before earning his Ph.D. in Strasbourg, Dr. Berl finished a Masters in Chemical Engineering at the École Nationale Supérieure de Chimie, Polymères et Matériaux, in France.
Jeffrey Barber
Mr. Barber serves as an independent Director of the Company and is also a member of the Compensation Committee and the chair of the Audit Committee. Mr. Barber has worked closely with various public company boards and executive teams to assist in capital markets initiatives and advise on go-public transactions, valuations and M&A mandates. Most recently, Mr. Barber was a co-founder and CFO of Hiku Brands until the company’s sale in 2018. From 2012 to 2016, Mr. Barber was a co-founder and managing partner of a boutique M&A advisory firm in Calgary. Prior thereto, Mr. Barber spent many years covering the energy sector on investment banking and research teams at Canaccord Genuity Corp. and Raymond James Ltd. Mr. Barber began his career as an economist with Deloitte LLP. Mr. Barber is a CFA charter holder and holds a Masters in Finance and Economics from the University of Alberta.
Compensation Consultant
During the year ended June 30, 2022, the Company engaged Lane Caputo Compensation Inc. (“Lane Caputo”), an independent third party, to review and evaluate compensation paid to the Company’s Board, CEO, COO and President, CFO and key senior manager roles. The Compensation Committee and senior Management reviewed Lane Caputo’s findings and recommendations and took such findings and recommendations into consideration in determining compensation. During the year ended June 30, 2022, the Company paid Lane Caputo an aggregate fee of $49,000 for the services noted above.

1
“Independent” means “independent” within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees.

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Executive Compensation

Summary Compensation Table
The following table provides a summary of compensation paid, directly or indirectly, for each of the three most recently completed financial years to each NEO:
Table of Compensation
					Non-equity incentive plan compensation (CDN$)
Name and position	Year(2)	Salary (CDN$)	Share-based awards (CDN$)	Option-based awards (CDN$)	Annual incentive plans	Long-term incentive plans	Pension value (CDN$)	All other compensation (CDN$)	Total compensation (CDN$)
Robert Mintak CEO and Director	2022	454,317(3)	Nil	Nil	400,000(4)	Nil	Nil	Nil	854,317
	2021	350,000	Nil	678,728(7)	100,000(5)	Nil	Nil	Nil	1,128,728
	2020	300,000	Nil	346,673(8)	Nil	Nil	Nil	Nil	646,673
Kara Norman CFO and Corporate Secretary	2022	255,428(3)	Nil	Nil	178,200(4)	Nil	Nil	Nil	433,628
	2021	138,158	Nil	678,728(7)	25,000(5)	Nil	Nil	Nil	841,886
	2020	85,125	Nil	110,305(8)	Nil	Nil	Nil	Nil	195,430
Dr. Andrew Robinson President, COO and Director	2022	454,321(3)	Nil	Nil	400,000(4)	Nil	Nil	Nil	854,321
	2021	350,004	Nil	678,728(7)	100,000(5)	Nil	Nil	Nil	1,128,732
	2020	300,000	Nil	346,673(8)	Nil	Nil	Nil	Nil	646,673
Stephen Ross Vice President, Resource Development	2022	359,288	Nil	Nil	Nil	Nil	Nil	Nil	359,288
	2021	335,147	Nil	Nil	Nil	Nil	Nil	Nil	335,147
	2020	259,060	Nil	90,133(9)	Nil	Nil	Nil	Nil	349,193
Jason Tielker Vice President, Project Delivery(6)	2022	313,800	Nil	970,808(10)	Nil	Nil	Nil	Nil	1,284,608
Notes:
1.
This table does not include amounts paid as reimbursement for expenses.

2.
Year ended June 30.

3.
Effective January 1, 2022, amounts paid to NEOs were fixed in US dollars and paid to NEOs in Canadian dollars based on the average Bank of Canada daily exchange rate in the month end immediately prior to payment.

4.
Cash bonus earned for calendar year ended December 31, 2021 performance in recognition of the continued service of the NEO and contributions to the ongoing success of the Company. Bonus paid in April 2022.

5.
Cash bonus earned for calendar year ended December 31, 2020 in recognition of the continued service of the NEO and contributions to the ongoing success of the Company. Bonus paid in February 2021.

6.
Mr. Jason Tielker joined the Company on October 1, 2021.

7.
On January 18, 2021, the Company granted 200,000 Options at an exercise price of CDN$3.39 each to Mr. Mintak, Mr. Robinson and Ms. Norman. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 147% volatility; 0.35% risk free interest rate; and a nil% dividend rate. Each Option entitles the holder to one Common Share upon exercise or release and expire on January 18, 2026. The Options vested at grant.

8.
On March 9, 2020, the Company granted 1,100,000 Options at an exercise price of CDN$0.76 each to Mr. Mintak and Mr. Robinson and 350,000 Options at an exercise price of CDN$0.76 to Ms. Norman. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 3 year expected life; 72% volatility; 0.53% risk free interest rate; and a nil% dividend rate. Each Option entitles the holder to one Common Share upon exercise or release and expire on March 9, 2023. The Options vested at grant.

9.
On May 4, 2020, the Company granted 250,000 Options at an exercise price of CDN$0.75 to Mr. Ross. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 3 year expected life; 72% volatility; 0.30% risk free interest rate; and a nil% dividend rate. Each Option entitles the holder to one Common Share upon exercise or release and expire on May 4, 2023. The Options vested at grant.

10.
On February 14, 2022, the Company granted 250,000 Options at an exercise price of CDN$7.55 to Mr. Tielker. The value of the grant was estimated using the Black-Scholes model with the following assumptions:3 year expected life; 78% volatility; 1.60% risk free interest rate; and a nil% dividend rate. Each Option entitles the holder to one Common Share upon exercise or release and expire on February 14, 2025. The Options vest as follows: 1/4 on date of grant, 1/4 after three months; 1/4 after six months; and 1/4 after nine months.

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Executive Compensation

Incentive Plan Awards – NEOs
The following table sets forth information concerning all compensation securities granted or issued by the Company to each NEO during the most recently completed financial year:
Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price (CDN$)	Closing price of security or underlying security on date of grant (CDN$)	Closing price of security or underlying security at year end (CDN$)(2)	Expiry Date
Robert Mintak CEO and Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Kara Norman CFO and Corporate Secretary	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Andrew Robinson President, COO and Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Stephen Ross Vice President, Resource Development	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jason Tielker Vice President, Project Delivery(4)	Options	250,000(3) (2.46)%	February 14, 2022	7.55	7.55	5.50	February 14, 2025
Notes:
1.
Option percentages are based on 10,170,000 Options outstanding as at June 30, 2022.

2.
Year ended June 30, 2022.

3.
The Options vest as follows: 1/4 on date of grant, 1/4 after three months; 1/4 after six months; and 1/4 after nine months.

4.
Mr. Jason Tielker joined the Company on October 1, 2021.

2023 Management Circular 14

Executive Compensation
Outstanding Share-Based Awards and Option-Based Awards
The following provides a summary of equity incentive plan awards outstanding for each NEO as of June 30, 2022:
	Option-based awards				Share-based awards
Name and position	Number of Common Shares underlying unexercised Options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money Options(1) (CDN$)	Number of Common Shares or Share Units that have not vested	Market or payout value of share-based awards that have not vested (CDN$)	Market or payout value of vested share-based awards not paid out or distributed (CDN$)
Robert Mintak CEO and Director	450,000 1,100,000 200,000	1.40 0.76 3.39	04-Sep-2023 09-Mar-2023 18-Jan-2026	1,845,000 5,214,000 422,000	Nil	Nil	Nil
Kara Norman CFO and Corporate Secretary	100,000 350,000 200,000	2.10 0.76 3.39	21-Feb-2023 09-Mar-2023 18-Jan-2026	340,000 1,659,000 422,000	Nil	Nil	Nil
Dr. Andrew Robinson President, COO and Director	450,000 1,100,000 200,000	1.40 0.76 3.39	04-Sep-2023 09-Mar-2023 18-Jan-2026	1,845,000 5,214,000 422,000	Nil	Nil	Nil
Stephen Ross Vice President, Resource Development	50,000 200,000	2.10 0.75	21-Feb-2023 04-May-2023	170,000 950,000	Nil	Nil	Nil
Jason Tielker Vice President, Project Delivery(2)	250,000	7.55	14-Feb-2025	Nil	Nil	Nil	Nil
Notes:
1.
The value of Options is based on the difference between the closing price of Common Shares on June 30, 2022 of  $5.50 and the exercise price of the Options.

2.
Mr. Jason Tielker joined the Company on October 1, 2021.

Incentive Plan Awards – Value Vested or Earned During the Year
The following provides a summary of the value of all incentive plan awards that vested for each NEO during the year ended June 30, 2022:
Name and position	Option-based awards – Value vested during the year(1) (CDN$)	Share-based awards – Value vested during the year(2) (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
Robert Mintak CEO and Director	Nil	Nil	Nil
Kara Norman CFO and Corporate Secretary	Nil	Nil	Nil
Dr. Andrew Robinson President, COO and Director	Nil	Nil	Nil
Stephen Ross Vice President, Resource Development	Nil	Nil	Nil
Jason Tielker Vice President, Project Delivery(2)	Nil	Nil	Nil
Notes:
1.
This is aggregate dollar value that would have been realized if the Options vested during the year had been exercised on their respective vesting dates. This is calculated by multiplying the number of Options that vested during the year by the difference between the closing price of the Common Shares on the date of vesting and the exercise price of the Options.

2.
Mr. Jason Tielker joined the Company on October 1, 2021.

2023 Management Circular 15

Executive Compensation
The following provides information relating to amounts received upon the exercise of Options for each NEO during the year ended June 30, 2022:
Name and position	Number of Options exercised	Option exercise price (CDN$)	Common Share price on exercise date (CDN$)	Value realized on exercise (CDN$)
Robert Mintak CEO and Director	600,000	0.96	5.62	2,796,000
Kara Norman CFO and Corporate Secretary	200,000	0.96	5.62	932,000
Dr. Andrew Robinson President, COO and Director	600,000	0.96	5.62	2,796,000
Stephen Ross Vice President, Resource Development	250,000	1.00	6.91	1,477,500
Jason Tielker Vice President, Project Delivery(1)	Nil	Nil	Nil	Nil
Notes:
1.
Mr. Jason Tielker joined the Company on October 1, 2021.

Option Plan
The Company has adopted the Option Plan pursuant to which the Board or a special committee of the directors appointed from time to time by the Board may grant Options to purchase Common Shares of the Company by directors, officers, consultants, and employees of the Company or its subsidiaries, and employees of a person or company which provides management services to the Company or its subsidiaries.
Subject to the provisions of the Option Plan, the Board shall have authority to construe and interpret the Option Plan and all option agreements entered into thereunder, to define the terms used in the Option Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Option Plan and to make all other determinations necessary or advisable for the administration of the Option Plan.
The purpose of the Option Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries and affiliates, if any, to acquire Common Shares, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.
The aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan and all other security-based compensation arrangements of the Company shall not exceed ten percent (10%) of the issued and outstanding Common Shares as of the date of any grant of Options, subject to the following additional limitations:
a)
the aggregate number of Options granted to any one person under the Option Plan within a twelve (12) month period, together with all other security-based compensation arrangements of the Company, must not exceed five percent (5%) of the then outstanding number of Common Shares, in the aggregate (on a non-diluted basis);

b)
Options shall not be granted if the exercise thereof would result in the issuance of more than two percent (2%) of the issued Common Shares, in the aggregate, in any twelve (12) month period to any one consultant of the Company (or any of its subsidiaries);

c)
Options shall not be granted if the exercise thereof would result in the issuance of more than two percent (2%) of the issued Common Shares in any twelve (12) month period to any persons employed to provide investor relations activities;

d)
Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least twelve (12) months with no more than one-quarter of the Options vesting in any three (3) month period; and

e)
the number of Common Shares subject to an Option grant to any directors, officers, consultants, and employees of the Company or its subsidiaries, and employees of a person or company which provides management services to the Company or its subsidiaries (such persons hereinafter collectively referred to as “Participants”) shall be determined by the Board, but no one Participant shall be granted an Option which exceeds the maximum number permitted by the Exchange.

If any Option granted under the Option Plan shall expire or terminate for any reason in accordance with the terms of the Option Plan without being exercised, the un-purchased Common Shares subject thereto shall again be available for the purpose of the Option Plan.
Options may be granted to the Participants exercisable at a price determined by the Board, subject to applicable Exchange approval, at the time any Option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange. The directors of the Company may, by resolution, determine the time period during which any Option may be exercised, provided that this time period does not contravene any rule or regulation of such exchange on which the Common Shares may be listed. For greater certainty, in no circumstances shall the

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Executive Compensation
maximum term exceed ten (10) years. Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist. Subject to any vesting restrictions imposed by the Board, Options may be exercised in whole or in part at any time and from time to time during the option period.
In the event of a Participant ceasing to be a director, officer or employee of the Company or a subsidiary of the Company for any reason other than death, including the resignation or retirement of the Participant as a director, officer or employee of the Company or the termination by the Company of the employment of the Participant, such Participant may exercise their Option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within thirty (30) days, subject to adjustment at the discretion of the Board. In the event of the death of a Participant, the Option previously granted to them shall be exercisable only within the one (1) year after such death and then only: (i) by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or the laws of descent and distribution; and (ii) if and to the extent that such Participant was entitled to exercise the Option at the date of his or her death.
Subject to the foregoing restrictions, and certain other restrictions set out in the Option Plan, the Board is authorized to provide for the granting of Options and the exercise and method of exercise of Options granted under the Option Plan.
There are presently 8,920,000 Options outstanding under the Option Plan, 7,150,000 of which are held directly and indirectly by NEOs or directors of the Company.
At the Meeting, Shareholders will be asked to approve amendments to the Option Plan such that the Amended and Restated Option Plan conforms to the policies of the Exchange. For a summary of the Amended and Restated Option Plan, see the heading “Approval of Amended and Restated Option Plan”.

Incentive Plan
The Incentive Plan provides for the issue of Common Shares to Participants (as defined in the Incentive Plan) for the purpose of advancing the interests of the Company through the motivation, attraction, and retention of officers, employees, consultants, and directors of the Company and its affiliates and to secure for the Company and its shareholders the benefits inherent in the ownership of Common Shares by key officers, employees, consultants, and directors of the Company and its affiliates; it being recognized generally that equity incentive plans aid in attracting, retaining, and encouraging officers, employees, consultants and directors due to the opportunity offered to them, to acquire a proprietary interest in the Company.
The Incentive Plan is administered by the Board or a committee of the Board (the “Committee”), and the Committee has full authority to administer the Incentive Plan including the authority to interpret and construe any provision of the Incentive Plan and to adopt, amend and rescind such rules and regulations for administering the Incentive Plan as the Committee may deem necessary in order to comply with the requirements of the Incentive Plan.
Under the Incentive Plan, eligible Participants will be granted Share Units to acquire any number of Common
Shares, from time to time that each Share Unit represents the right to receive, subject to adjustments in certain circumstances, one Common Share in consideration for past performance upon expiry of an applicable restricted period, the holder ceasing to be involved with the Company or the satisfaction of certain established performance conditions. A Share Unit which is only subject to a time-based restricted period, shall be referred to as a “RSU” and a Share Unit of which the issuance of the underlying Common Share is subject to any performance condition shall be referred to as a “PSU”. The Committee shall have the discretion to grant PSUs which allow for the holder thereof receiving a number of Common Shares based on the achievement of performance ratios or multipliers as the Committee may determine upon such grant.
Participants who are residents of Canada for the purposes of the Income Tax Act (Canada) and not subject to the provisions of the Internal Revenue Code may elect to defer receipt of all or any part of their RSUs until a deferred payment date if they elect to do so by written notice to the Company no later than sixty (60) days prior to the expiry of the applicable restricted period.
The aggregate maximum number of Common Shares available for issuance from treasury under the Incentive Plan shall not exceed ten percent (10%) of the outstanding Common Shares as of the date of any grant of share-based compensation unit when combined with any other security-based compensation arrangements of the Company in place at the time.
The maximum number of Common Shares issuable to Insiders (as defined in the Incentive Plan), at any time, pursuant to the Incentive Plan and any other share-based compensation arrangements of the Company, is ten percent (10%) of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to Insiders, within any one-year period, pursuant to the Incentive Plan and any other share-based compensation arrangements of the Company is ten percent (10%) of the total number of Common Shares then outstanding.
So long as the Company is subject to Exchange requirements, no Share Units may be issued to anyone engaged to perform Investor Relations Activities (as defined in the Incentive Plan) for the Company and in no event can an issuance of Share Units, when combined with any grants made pursuant to any other share-based compensation arrangements, result in:
a)
any one person in a twelve (12) months period being granted such number of share-based compensation awards equaling or exceeding five percent (5%) of the issued Common Shares, calculated on the date a share-based compensation award is granted to the person (unless the Company has obtained the requisite disinterested shareholder approval); and

b)
any one consultant in a twelve (12) months period being granted such number of share-based compensation awards equaling or exceeding two percent (2%) of the issued Common Shares, calculated at the date the share-based compensation award is granted to the consultant.

The maximum term for Share Units is up to ten (10) years but may be such shorter term as the Company chooses.
In the event of:
a)
the death of a Participant, any Share Units held

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Executive Compensation
by such Participant will vest on the date of death of such Participant and the Common Shares represented by the Share Units held by such Participant will be issued to the Participant’s estate as soon as reasonably practical thereafter, but in any event no later than ninety (90) days thereafter; and
b)
the disability of a Participant (determined in accordance with the Company’s normal disability practices), any Share Units held by such Participant will vest on the date in which such Participant is determined to be totally disabled and the Common Shares represented by the Share Units held by the Participant will be issued to the Participant as soon as reasonably practical, but in any event no later than thirty (30) days following receipt by the Company of notice of disability.

In the event of  (i) a Change of Control (as defined under the Incentive Plan), and (ii) the participant being subject to a Triggering Event (as such term is defined under the Incentive Plan), then all Share Units held by such Participant shall immediately vest on the date of such Triggering Event notwithstanding the restricted period.
There are presently nil Share Units outstanding under the Incentive Plan.
At the Meeting, Shareholders will be asked to approve amendments to the Incentive Plan such that the Amended and Restated Incentive Plan conforms to the policies of the Exchange. For a summary of the Amended and Restated Incentive Plan, see the heading “Approval of Amended and Restated Incentive Plan”.

Pension Plan Benefits
No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Employment, Consulting and Management Agreements
Management functions of the Company are not, to any substantial degree, performed other than by Directors or NEOs of the Company. There are no agreements or arrangements that provide for compensation to NEOs or Directors of the Company, or that provide for payments to a NEO or Director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a change of control in the Company or a change in the NEO or Director’s responsibilities, other than as follows:
•
The Company entered into a consulting agreement dated July 1, 2020 with Green Core Consulting Ltd., a company controlled by Andrew Robinson, a Director, President and COO of the Company (the “Robinson Agreement”). Under the Robinson Agreement, as amended, Mr. Robinson is entitled to consulting fees of CDN$400,000 per year. As of January 1, 2022, Mr. Robinson is entitled to consulting fees of US$400,000 per year. The Robinson Agreement includes confidentiality and conflict of interest provisions. The Robinson Agreement also includes a “Change of Control” clause as detailed below.

•
The Company entered into a consulting agreement dated July 1, 2020 with Robert Mintak, a Director and CEO of the Company (the “Mintak Agreement”). Under the Mintak Agreement, as amended, Mr. Mintak is entitled to fees of CDN$400,000 per year. As of January 1, 2022, Mr. Mintak is entitled to fees of US$400,000 per year. The Mintak Agreement includes confidentiality and conflict of interest provisions. The Mintak Agreement also includes a “Change of Control” clause as detailed below.

•
The Company entered into a consulting agreement dated July 1, 2020 with Kara Norman (“Norman”), the CFO and Corporate Secretary of the Company (the “Norman Agreement”). Under the Norman Agreement, as amended, Ms. Norman is entitled to fees of CDN$120 per hour. As of January 1, 2022, Ms. Norman is entitled to fees of US$250,000 per year. The Norman Agreement includes confidentiality and conflict of interest provisions. The Norman Agreement also includes a “Change of Control” clause as detailed below.

•
The Company entered into a consulting agreement dated July 1, 2020 with Anthony Alvaro, a Director of the Company (the “Alvaro Agreement”, and together with the Robinson Agreement, the Mintak Agreement and the Norman Agreement, the “Agreements”). Under the Alvaro Agreement, as amended, Mr. Alvaro is entitled to fees of CDN$250,000 per year. The Alvaro Agreement includes confidentiality and conflict of interest provisions. The Alvaro Agreement also includes a “Change of Control” clause as detailed below.

•
The Company entered into a consulting agreement dated October 1, 2021 with 1104604 BC Ltd., a company controlled by Stephen Ross, Vice President, Resource Development of the Company (the “Ross Agreement”). Under the Ross Agreement, Mr. Ross is entitled to consulting fees of CDN$200 per hour. The Ross Agreement includes confidentiality provisions.

•
The Company entered into a consulting agreement dated January 29, 2018 with 1104602 BC Ltd., a company controlled by Jason Tielker, Vice President, Project Delivery of the Company (the “Tielker Agreement”). Under the Tielker Agreement, Mr. Tielker is entitled to consulting fees of CDN$200 per hour. The Tielker Agreement includes confidentiality provisions.

The “Change of Control” clause can be triggered should certain events occur as follows:
a)
A merger, amalgamation, arrangement, reorganization or transfer takes place in which equity securities of the Company possessing more than one-half of the total combined voting power of the Company’s outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the Board following such transaction is such that the Directors of the Company prior to the transaction constitute less than one-half of the directors following the

2023 Management Circular 18

Executive Compensation
transaction, except that no Change in Control will be deemed to occur if such merger, amalgamation, arrangement, reorganization or transfer is with any subsidiary or subsidiaries of the Company;
b)
If any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, 20% or more of the voting rights attached to all outstanding equity securities;

c)
If any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the Directors of the Company; or

d)
If the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change in Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Company.

On the occurrence of a Change of Control, the Directors or NEOs may immediately terminate their respective Agreement at any time within twelve (12) months of a Change of Control by giving the Company written notice. In such case, the Company is required pay to the Director or NEO an amount equal to the total of the fees paid at his or her monthly rate in the twenty-four (24) months preceding termination.
If the Company terminates the Agreements without Just Cause (as defined in the Agreements) in the twelve (12) month period following a Change of Control, the Company shall provide the Directors or NEOs an amount equal to the total of the fees paid at his or her monthly rate in the twenty-four (24) months preceding termination.
If the Company terminates the Agreements without Just Cause (as defined in the Agreements), the Company shall provide the Directors or NEOs with working notice, payment in lieu of working notice or a combination of the two equal to the total of the fees paid at his or her monthly rate in the twenty-four (24) months preceding termination.
Termination and Change of Control Benefits
The Company has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or previously acted as an NEO or Director in connection with or related to the retirement, termination or resignation of such person. The Company has not provided any compensation to such persons as a result of a Change of Control of the Company.

The following table shows the estimated payments that would be payable under the Agreements in the event of a Change of Control or if the Company terminates the Agreements other than for Just Cause (as defined in the Agreements) on June 30, 2022:
Estimated payments for “Change of Control” or termination other than for Just Cause (as defined in the Agreements)
Name and position	Base Salary(1) (CDN$)	Bonus(2) (CDN$)	Share-based awards (CDN$)	Option-based awards(5) (CDN$)	Total (CDN$)
Robert Mintak CEO and Director	804,317(4)	500,000	Nil	7,481,000	8,785,317
Kara Norman CFO and Corporate Secretary	393,586(4)	203,200	Nil	2,421,000	3,017,786
Dr. Andrew Robinson President, COO and Director	804,325(4)	500,000	Nil	7,481,000	8,785,325
Anthony Alvaro Director	382,500	50,000	Nil	7,481,000	7,913,500
Stephen Ross Vice President, Resource Development	Nil	Nil	Nil	1,120,000	1,120,000
Jason Tielker Vice President, Project Delivery(3)	Nil	Nil	Nil	Nil	Nil
Robert Cross Non-Executive Chair	Nil	Nil	Nil	4,637,000	4,637,000
Jeffrey Barber Director	Nil	Nil	Nil	1,844,000	1,844,000
Dr. Volker Berl Director	Nil	Nil	Nil	Nil	Nil
Notes:
1.
Based on base salary received for the years ended June 30, 2022 and 2021.

2.
Based on bonuses awarded during the years ended June 30, 2022 and 2021.

3.
Mr. Jason Tielker joined the Company on October 1, 2021.

4.
Effective January 1, 2022, amounts paid to NEOs were fixed in US dollars and paid to NEOs in Canadian dollars based on the average Bank of Canada daily exchange rate in the month end immediately prior to payment.

5.
The value of Options is based on the difference between the closing price of Common Shares on June 30, 2022 of  $5.50 and the exercise price of the Options. In accordance with the Option Plan, individuals will have 30 days from termination to exercise Options.

2023 Management Circular 19

Executive Compensation

Director Compensation
The following table provides a summary of compensation paid, directly or indirectly, for the most recently completed financial year to each Director who is not also an NEO:
Table of Compensation
Name	Fees earned (CDN$)	Share-based awards (CDN$)	Option-based awards (CDN$)	Non-equity incentive plan compensation (CDN$)	Pension value (CDN$)	All other compensation (CDN$)	Total compensation (CDN$)
Anthony Alvaro Director	250,000(1)	Nil	Nil	Nil	Nil	Nil	250,000
Jeffrey Barber Director	101,930(4)	Nil	Nil	Nil	Nil	Nil	101,930
Robert Cross Non-Executive Chair	106,997(4)	Nil	Nil	Nil	Nil	Nil	106,997
Dr. Volker Berl(2) Director	85,588(4)	Nil	940,268(3)	Nil	Nil	Nil	1,025,856
Notes:
1.
See Alvaro Agreement. Mr. Alvaro is compensated for consulting services to the Board and senior Management of the Company.

2.
Dr. Volker Berl joined the Board on July 20, 2021.

3.
On July 20, 2021, the Company granted 200,000 Options at an exercise price of CDN$6.08 to Dr. Berl. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 81% volatility; 0.73% risk free interest rate; and a nil% dividend rate. Each Option entitles the holder to one Common Share upon exercise or release and expire on July 20, 2026. The Options vested at grant.

4.
Fees earned in connection with the performance of duties on the Board. As of January 1, 2021, Directors were compensated at a rate of CDN$75,000 per year. Effective January 1, 2022, the rate was updated to US$75,000, plus an additional US$25,000 for Directors who held the position of chair of any committee. Maximum payment in fees to any Director is US$100,000.

Compensation of Directors is reviewed annually by the Board. The level of compensation for Directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, expected time commitments and the availability of financial resources.
In the Board’s view, there has been no need for the Company to design or implement a formal compensation program for Directors. While the Board considers Option grants to Directors under the Option Plan from time to time, and grants of Share Units under the Incentive Plan, the Board does not employ a prescribed methodology when determining the grant or allocation of Options or Share Units. Other than the Option Plan and the Incentive Plan, the Company does not offer any long-term incentive plans, share compensation plans or any other such benefit programs for Directors.

2023 Management Circular 20

Executive Compensation

Incentive Plan Awards – Directors
The following table sets forth information concerning all compensation securities granted or issued by the Company to each Director during the most recently completed financial year:
Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price (CDN$)	Closing price of security or underlying security on date of grant (CDN$)	Closing price of security or underlying security at year end (CDN$)(2)	Expiry Date
Anthony Alvaro Director	Options	Nil	Nil	Nil	Nil	Nil	Nil
Jeffrey Barber Director	Options	Nil	Nil	Nil	Nil	Nil	Nil
Robert Cross Non-Executive Chair	Options	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Volker Berl(4) Director	Options	200,000(3) (1.97)%	July 20, 2021	6.08	7.06	5.50	July 20, 2026
Notes:
1.
Option percentages are based on 10,170,000 Options outstanding as at June 30, 2022.

2.
Year ended June 30, 2022.

3.
These Options vested and became exercisable by the optionee immediately upon being issued.

4.
Dr. Volker Berl joined the Board on July 20, 2021.

Outstanding Share-Based Awards and Option-Based Awards
The following provides a summary of equity incentive plan awards outstanding for each Director as of June 30, 2022:
	Option-Based Awards				Share-Based Awards
Name and position	Number of Common Shares underlying unexercised Options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money Options(1) (CDN$)	Number of Common Shares or Share Units that have not vested	Market or payout value of share-based awards that have not vested (CDN$)	Market or payout value of vested share-based awards not paid out or distributed (CDN$)
Anthony Alvaro Director	450,000 1,100,000 200,000	1.40 0.76 3.39	04-Sep-2023 09-Mar-2023 18-Jan-2026	1,845,000 5,214,000 422,000	Nil	Nil	Nil
Jeffrey Barber Director	300,000 200,000	0.76 3.39	09-Mar-2023 18-Jan-2026	1,422,000 422,000	Nil	Nil	Nil
Robert Cross Non-Executive Chair	450,000 500,000 200,000	1.40 0.76 3.39	04-Sep-2023 09-Mar-2023 18-Jan-2026	1,845,000 2,750,000 422,000	Nil	Nil	Nil
Dr. Volker Berl(2) Director	200,000	6.08	20-Jul-2023	Nil	Nil	Nil	Nil
Notes:
1.
The value of Options is based on the difference between the closing price of Common Shares on June 30, 2022 of  $5.50 and the exercise price of the Options.

2.
Dr. Volker Berl joined the Board on July 20, 2021.

2023 Management Circular 21

Executive Compensation
Incentive Plan Awards – Value Vested or Earned During the Year
The following provides a summary of the value of all incentive plan awards that vested for each Director during the year ended June 30, 2022:
Name and position	Option-based awards – Value vested during the year(1) (CDN$)	Share-based awards – Value vested during the year (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
Anthony Alvaro Director	Nil	Nil	Nil
Jeffrey Barber Director	Nil	Nil	Nil
Robert Cross Non-Executive Chair	Nil	Nil	Nil
Dr. Volker Berl(2) Director	196,000	Nil	Nil
Notes:
1.
This is aggregate dollar value that would have been realized if the Options vested during the year had been exercised on their respective vesting dates. This is calculated by multiplying the number of Options that vested during the year by the difference between the closing price of the Common Shares on the date of vesting and the exercise price of the Options.

2.
Dr. Volker Berl joined the Board on July 20, 2021.

The following provides information relating to amounts received upon the exercise of Options for each Director during the year ended June 30, 2022:
Name and position	Number of Options exercised	Option exercise price (CDN$)	Share price on exercise date (CDN$)	Value realized on exercise (CDN$)
Anthony Alvaro Director	750,000	1.05	7.50	4,837,500
Jeffrey Barber Director	250,000	1.05	7.50	1,875,000
Robert Cross Non-Executive Chair	600,000	0.96	7.26(2)	3,782,000
Dr. Volker Berl(1) Director	Nil	Nil	Nil	Nil
Notes:
1.
Dr. Volker Berl joined the Board on July 20, 2021.

2.
Average Common Share price based on exercises on March 3, 8, 9 and 10, 2022.

2023 Management Circular 22

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The following table sets out information with respect to all compensation plans under which equity securities are authorized for issuance as of June 30, 2022:
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by securityholders	10,170,000	CDN$2.11	6,470,219(2)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	10,170,000	CDN$2.11	6,470,219
Notes:
1.
Based on 166,402,197 Common Shares issued and outstanding as of June 30, 2022.

2.
Represents the maximum number of Common Shares available for issuance under the Option Plan and Incentive Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this Circular or “routine indebtedness”, as that term is defined in Form 51-102F5 of NI 51-102, none of
(a)
the individuals who are, or at any time since the beginning of the last financial year of the Company were, a director or officer;

(b)
the proposed nominees for election as directors; or

(c)
any associates of the foregoing persons,

is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any subsidiary of the Company, or is a person whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any subsidiary.

INTEREST OF INFORMED PERSONS
IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means:
(a)
a director or officer;

(b)
a director or executive officer of a person or company that is itself an Informed Person or a subsidiary;

(c)
any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than ten percent (10%) of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and
(d)
the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the notes to the Company’s financial statements for the financial years ended June 30, 2021 and 2022, none of
(a)
the Informed Persons of the Company;

(b)
the proposed nominees for election as a director; or

(c)
any associate or affiliate of the foregoing persons,

2023 Management Circular 23

Particulars of Matters to be Acted Upon
has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

MANAGEMENT CONTRACTS

Except as disclosed herein, the Company is not a party to a management contract whereby management functions are to any substantial degree performed other than by the directors or officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements
The audited financial statements of the Company for the financial year ended June 30, 2022 (the “Financial Statements”) and the report of the auditor thereon (the “Auditor’s Report”), will be presented to Shareholders at the Meeting. The Financial Statements, Auditor’s Report, and management’s discussion and analysis (“MD&A”) for the financial year ended June 30, 2022 are available under the Company’s profile on SEDAR at www.sedar.com. The Notice of Meeting, Circular, Financial Statements and Proxy will be available from TSX Trust or from the office of the Company, at Suite 110, 375 Water Street, Vancouver, British Columbia, V6B 5C6.

Appointment of Auditor
The auditor of the Company, PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), was appointed effective October 17, 2022. The Board proposes to re-appoint PwC, as auditor for the Company, to hold office until the close of the next annual general meeting of Shareholders of the Company. The resolution to approve the appointment of PwC will also authorize the Board to fix its remuneration.
Management recommends a vote FOR the appointment of PwC as the Company’s auditor to hold office until the close of the next annual general meeting of Shareholders at a remuneration to be fixed by the Board. In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy FOR such resolution.
As required by section 4.11 of NI 51-102, a copy of the Company’s reporting package (which has been filed with applicable securities regulatory authorities and delivered to each of PwC and Manning Elliott LLP) is attached as Schedule “E” and includes:
a)
The notice of change of auditors of the Company prepared in respect of Manning Elliott LLP’s resignation as the auditor of the Company and the Company’s appointment of PwC as its new auditor, to hold such position until the close of the next annual meeting of Shareholders of the Company;

b)
The Manning Elliott LLP response letter with respect to the notice of change of auditors of the Company; and

c)
The PwC response letter with respect to notice of

change of auditors of the Company.

Election of Directors
Each director of the Company is elected annually and holds office until the next annual general meeting of Shareholders or until his or her successor is duly elected, unless his or her office is earlier vacated, in accordance with the articles of the Company.
Majority Voting
In accordance with the Canada Business Corporations Act (the “CBCA”), for all uncontested shareholder meetings held on or after August 31, 2022, each director will be elected at the Meeting only if the number of votes cast “for” the nominee represents a majority of the total votes cast “for” and “against” them. Notwithstanding the above, under the CBCA majority voting rules, if an incumbent director is not elected by a majority of votes at the Meeting, the incumbent director will be permitted to continue in office until the earlier of  (i) the 90th day after the Meeting; and (ii) the day on which their successor is appointed or elected.
Management recommends a vote FOR the nominees listed herein. In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy FOR the eight (8) nominees listed herein. Management does not contemplate that any of the nominees will be unable to serve as a director.
Information Concerning Nominees Submitted by Management
The following table sets out the names of the persons proposed to be nominated by Management for election as a director, the province or state and country in which he or she is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he or she has been a director of the Company, the respective principal occupations or employment during the

2023 Management Circular 24

Particulars of Matters to be Acted Upon
past five years if such nominee is not presently an elected director and the number of Common Shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Circular. Each of the nominees are currently directors of the Company.

Name, Province and Country of ordinary residence(1), and positions held with the Company	Principal occupation and, IF NOT an elected director, principal occupation during the past five years(1)	Date(s) serving as a director(2)	No. of shares beneficially owned or controlled(1)
Robert Cross, Non-Executive Chair(3)(4) British Columbia, Canada	Independent Investor	Since September 4, 2018	2,461,401(5)
Dr. Andrew Robinson, President and COO British Columbia, Canada	Current principal occupation is Chief Operating Officer of the Company	Since June 5, 2017	2,028,944
Robert Mintak, CEO British Columbia, Canada	Current principal occupation is Chief Executive Officer of the Company	Since March 21, 2017	2,067,999
Jeffrey Barber(3)(4) Alberta, Canada	Current principal occupation is Chief Financial Officer of a private investment company	Since January 23, 2017	50,000
Anthony Alvaro British Columbia, Canada	Capital Markets Advisor	Since January 23, 2017	1,700,000
Dr. Volker Berl(3)(4) New York, USA	Managing Partner of New Age Ventures.	Since July 20, 2021	1,300,000
Claudia D’Orazio Ontario, Canada	Vice President and Chief Human Resources and Technology Officer for Centerra Gold Inc.	Since January 16, 2023	Nil
Anca Rusu Ontario, Canada	Board member of Project Management Association of Canada and Moss Lake Partners LP	Since January 16, 2023	Nil
Notes:
1.
The information as to the province and country of residence, principal occupation and Common Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as of February 17, 2023, being the Record Date.

2.
Directors elected at the Meeting will hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed.

3.
Member of the Audit Committee.

4.
Member of the Compensation Committee.

5.
734,501 shares held by Paloduro Investments Inc., 300,000 shares held by Paloduro Holdings Inc. and 52,900 shares held by Paloduro Trading Inc. are companies controlled by Robert Cross.

Cease Trade Orders, Corporate and Personal Bankruptcies, Penalties and Sanctions
For purposes of the disclosure in this section, an “order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than thirty (30) consecutive days; and for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to directors or executive officers of a relevant company that was in effect for a period of more than thirty (30) consecutive days whether or not the proposed director was named in the order.
To be best of knowledge of the Company, none of the proposed directors, including any personal holding company of a proposed director:
(a)
is, as at the date of this Circular, or has been, within the ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)
was subject to an order that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or
(ii)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

(b)
is, as at the date of this Circular, or has been, within the ten (10) years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal

2023 Management Circular 25

Particulars of Matters to be Acted Upon
under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;
(d)
has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000, or before December 31, 2000 if the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director, or

(e)
has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Advance Notice By-Law
The Company’s by-laws include advance notice procedures for Shareholders, who at the close of business on the date of the giving of the advance notice, and on the record date for notice of such meeting of Shareholders, are entered in the securities register as holders of one or more shares carrying the right to vote or who beneficially own shares that are entitled to be voted at such meeting (the “Nominating Shareholders”), to nominate a person for election as director of the Company.
For nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the President, CEO or Secretary of the Company at the principal executive offices of the Company. To be timely, a Nominating Shareholder’s notice to the President, CEO or Secretary of the Company must be made:
(a)
in the case of an annual meeting of Shareholders, not less than thirty (30) days prior nor more than sixty five (65) days to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than fifty (50) days after the date on which the first public announcement (the “Notice Date”) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)
in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. Unless otherwise directed by the Board, any adjournment, rescheduling or postponement of a meeting of Shareholders or announcement thereof will not result in the commencement of a new time period for the giving of a Nominating Shareholder’s notice as described above.
Shareholder Proposals
A Shareholder intending to submit a proposal at the Company’s next annual general and special meeting of Shareholders must comply with the applicable provisions of the CBCA. The Company will include a Shareholder proposal in the management information circular prepared for such annual general meeting of Shareholders provided such proposal and declarations as required by the CBCA are received by the Company within the timeframe required by the CBCA and provided such proposal is required by the CBCA to be included in the Company’s management information circular. The final date by which the Company was to receive shareholder proposals for the Meeting was October 16, 2022.
Shareholders should carefully review the provisions of the CBCA relating to a Shareholder proposal and consult with a legal advisor.

Approval of Amended and Restated Option Plan
The Company’s existing Option Plan was last approved by Shareholders on January 14, 2022. The Board approved the Amended and Restated Option Plan on February 23, 2023. The Amended and Restated Option Plan remains a “rolling up to 10%” plan, but includes certain updates principally to comply with applicable Exchange policy.
A copy of the Amended and Restated Option Plan, which has been conditionally approved by the Exchange, subject to Shareholder approval at the Meeting, is attached to this Circular as Schedule “C”. If, at the Meeting, the Company does not obtain Shareholder approval of the Amended and Restated Option Plan, the existing Option Plan will continue to remain in place.
The following summary of the Amended and Restated Option Plan is qualified in its entirety by the terms of the Amended and Restated Option Plan.
The purpose of the Amended and Restated Option Plan is to advance the interests of the Company by encouraging the Directors, Officers, Employees, Management Company Employees and Consultants (each, as defined in the policies of the Exchange) of the Company and of its subsidiaries (each, an “Eligible Person”), if any, to acquire Common Shares, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentives in their efforts on behalf of the Company in the conduct of its affairs.
The Amended and Restated Option Plan shall be administered by the Board or by a committee of the Board appointed from time to time pursuant to rules of procedure fixed by the Board.
The aggregate maximum number of Common Shares available for issuance from treasury under the Amended and Restated Option Plan and any other Security Based Compensation Plan(s) (as defined in the policies of the Exchange) of the Company, subject to certain adjustment

2023 Management Circular 26

Particulars of Matters to be Acted Upon
under the Amended and Restated Option Plan, shall not exceed ten percent (10%) of the total number of Common Shares outstanding as of the date of any grant of Options. If any Option granted under the Amended and Restated Option Plan shall expire or terminate for any reason in accordance with the terms of the Amended and Restated Option Plan without being exercised, the un-purchased Common Shares subject thereto shall again be available for the purpose of the Amended and Restated Option Plan.
The Amended and Restated Option Plan introduces the concept of  “net exercise rights” and “cashless exercise rights”.
Subject to the rules and policies of the Exchange, and except with respect to Options held by Investor Relations Service Providers (as defined in the policies of the Exchange), participants have the right (the “Net Exercise Right”), in lieu of the right to exercise an Option, to terminate such Option in whole or in part by notice in writing delivered by the participant to the Company electing to exercise the Net Exercise Right and, in lieu of receiving the Common Shares to which such terminated Option relates, to receive the number of Common Shares (the “Option Shares”), disregarding fractions, which is equal to the quotient obtained by dividing:
a)
The product of the number of Options being exercised multiplied by the difference between the VWAP (as defined below) of the Common Shares on the date of exercise and the exercise price; by

b)
the VWAP of the Common Shares on the date of exercise.

“VWAP” means the volume weighted average trading price of the Common Shares on the Exchange calculated by dividing the total value by the total volume of such securities traded for the five trading days immediately preceding the applicable reference date.
Subject to the rules and policies of the Exchange and the provisions of the Amended and Restated Option Plan, the Board may determine in its discretion to grant a participant the right to exercise an Option on a “cashless exercise” basis, on such terms and conditions as the Board may determine in its discretion (including with respect to the withholding and remittance of taxes imposed under applicable law) (the “Cashless Exercise Right”).
Pursuant to an arrangement between the Company and a brokerage firm, the brokerage firm will loan money to a participant to purchase the Common Shares underlying the participant’s Options, with the brokerage firm then selling a sufficient number of Common Shares to cover the exercise price of the Options in order to repay the loan made to the participant. The participant will then receive the balance of Common Shares underlying the participant’s Options or the cash proceeds from the balance of such Common Shares underlying the participant’s Options. In either case, the Company shall promptly receive an amount equal to the exercise price and all applicable withholding obligations, as determined by the Company, against delivery of the Common Shares to settle the applicable trade.
If a participant exercises either the Net Exercise Right or Cashless Exercise Right in connection with an Option, the number of Options exercised, surrendered or converted, and not the number of Option Shares actually issued by the Company, must be included in calculating the limits noted below under the Amended and Restated Option Plan.
Subject to the terms of the Amended and Restated Option Plan, the Board shall determine to whom Options shall be granted, the terms and provisions of the respective Option agreements, the time or times at which such Options shall be granted and vested, and the number and class of shares to be subject to each Option.
The exercise price of the Common Shares subject to each Option shall be determined by the Board, subject to applicable Exchange approval, at the time any Option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange.
As noted above, the aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Amended and Restated Option Plan and all other Security Based Compensation Plan(s) of the Company shall not exceed ten percent (10%) of the issued and outstanding Common Shares as of the date of any grant of Options, and is also subject to the following additional limitations:
a)
The maximum aggregate number of Common Shares that are issuable pursuant to the Amended and Restated Option Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to any one Eligible Person must not exceed five percent (5%) of the then outstanding number of Common Shares;

b)
The maximum aggregate number of Common Shares that are issuable pursuant to all Options granted in any twelve (12) month period to all Investor Relations Service Providers (as defined in the policies of the Exchange) in aggregate must not exceed two percent (2%) of the then outstanding number of Common Shares. Options granted to Investor Relations Service Providers must vest in stages over a period of not less than twelve (12) months such that no more than one-quarter of the Options vest in any three (3) month period. Investor Relations Service Providers may not receive any Security Based Compensation (as defined in the policies of the Exchange) option than Options;

c)
The maximum aggregate number of Common Shares that are issuable pursuant to the Amended and Restated Option Plan and all other Security Based Compensation Plan(s) of the Company granted or issued to Insiders (as defined in the policies of the Exchange) (as a group) must not exceed ten percent (10%) of the issued and outstanding Common Shares at any point in time (unless the Company has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange);

d)
The maximum aggregate number of Common Shares that are issuable pursuant to the Amended and Restated Option Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period

2023 Management Circular 27

Particulars of Matters to be Acted Upon
to Insiders (as a group) must not exceed ten percent (10%) of the then outstanding number of Common Shares (unless the Company has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange); and
e)
The maximum aggregate number of Common Shares that are issuable pursuant to the Amended and Restated Option Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to any one Consultant must not exceed two percent (2%) of the then outstanding number of Common Shares.

The number of Common Shares subject to an Option granted to any one participant shall be determined by the Board, but no one participant shall be granted an Option which exceeds the maximum number permitted by the Exchange.
Each Option and all rights thereunder shall be expressed to expire on the date set out in the Option agreement and shall be subject to earlier termination in certain prescribed circumstances under the Amended and Restated Option Plan, provided that in no circumstances shall the duration of an Option exceed the maximum term permitted by the Exchange. For greater certainty, in no circumstances shall the maximum term exceed ten (10) years, subject to extension where the expiry date falls within a “Black Out Period” (as defined in the Amended and Restated Option Plan).
If a participant shall cease to be an Eligible Person for any reason (other than death), such participant may exercise his or her Option to the extent that the participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within thirty (30) days, subject to adjustment at the discretion of the Board, after the participant ceases to be an Eligible Person. In the event the participant was engaged in Investor Relations Activities (as defined in the policies of the Exchange), exercise must occur within thirty (30) days after the cessation of the participant’s services to the Company. Notwithstanding the above, any Options granted or issued to a participant must expire within a reasonable period, not exceeding twelve (12) months following the date the participant ceases to be an Eligible Person.
At the Meeting, Shareholders are being asked to pass an Ordinary Resolution, the text of which is set out below, to approve the Amended and Restated Option Plan (the “Amended and Restated Option Plan Resolution”).
The text of the Amended and Restated Option Plan Resolution will be as follows:
“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:
1.
The Amended and Restated Option Plan (as defined and described in the Company’s management information circular dated February 23, 2023), pursuant to which the board of directors may, from time to time, authorize the issuance of options of the Company to acquire common shares of the Company (each, a “Share”) in accordance with the Amended and Restated Option Plan to a maximum of 10% of the issued and outstanding Shares at the time of, be and is hereby authorized and approved, subject to approval of the TSX Venture Exchange; and
2.
Any one director or officer of the Company is hereby authorized, instructed and empowered, acting for, in the name of, and on behalf of the Company, to do or to cause all such other acts and things in the opinion of such director or officer of the Company as may be necessary or desirable in order to fulfill the intent of this foregoing resolution.”

Management recommends a vote FOR the Amended and Restated Option Plan Resolution. In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy FOR such resolution.

Approval of Amended and Restated Incentive Plan
The Company’s existing Incentive Plan was last approved by Shareholders on January 14, 2022. The Board approved the Amended and Restated Incentive Plan on February 23, 2023. The Amended and Restated Incentive Plan remains a “rolling up to 10%” plan, but like the Amended and Restated Option Plan, includes certain updates principally to comply with applicable Exchange policy.
A copy of the Amended and Restated Incentive Plan, which has been conditionally approved by the Exchange, subject to Shareholder approval at the Meeting, is attached to this Circular as Schedule “D”. If, at the Meeting, the Company does not obtain Shareholder approval of the Amended and Restated Incentive Plan, the existing Incentive Plan will continue to remain in place.
The following summary of the Amended and Restated Incentive Plan is qualified in its entirety by the terms of the Amended and Restated Incentive Plan.
The purpose of the Amended and Restated Incentive Plan is to provide for the acquisition of Common Shares by participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of Directors, Officers, Employees and Consultants of the Company (as defined in the policies of the Exchange) and its subsidiaries, to reward participants for their performance of services for the Company and its subsidiaries and to secure for the Company and the Shareholders the benefits inherent in the ownership of Common Shares by Directors, Officers, Employees and Consultants of the Company and its subsidiaries, it being generally recognized that share unit plans aid in attracting, retaining and encouraging Directors, Officers, Employees and Consultants due to the opportunity offered to them to acquire a proprietary interest in the Company.
The Amended and Restated Incentive Plan shall be administered by the Committee and the Committee shall have full authority to administer the Amended and Restated Incentive Plan including the authority to interpret and construe any provision of the Amended and Restated Incentive Plan and to adopt, amend and rescind such rules and regulations for administering the Amended and Restated Incentive Plan as the Committee may deem necessary in order to comply with the requirements of the Amended and Restated Incentive Plan.

2023 Management Circular 28

Particulars of Matters to be Acted Upon
a)
The aggregate maximum number of Common Shares available for issuance from treasury under the Amended and Restated Incentive Plan, and any other Security Based Compensation Plan(s) adopted by the Company, subject to certain adjustments under the Amended and Restated Incentive Plan, shall not exceed ten percent (10%) of the total number of Common Shares outstanding as of the date of any grant of Share Units;

b)
The maximum aggregate number of Common Shares that are issuable pursuant to the Amended and Restated Incentive Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to any one participant must not exceed five percent (5%) of the then outstanding number of Common Shares;

c)
The maximum aggregate number of Common Shares that are issuable pursuant to the Amended and Restated Incentive Plan and all other Security Based Compensation Plan(s) of the Company granted or issued to Insiders (as a group) must not exceed ten percent (10%) of the issued and outstanding Common Shares at any point in time (unless the Company has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange);

d)
The maximum aggregate number of Common Shares that are issuable pursuant to the Amended and Restated Incentive Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to Insiders (as a group) must not exceed ten percent (10%) of the then outstanding number of Common Shares (unless the Company has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange);

e)
The maximum aggregate number of Common Shares that are issuable pursuant to the Amended and Restated Incentive Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to any one Consultant must not exceed two percent (2%) of the then outstanding number of Common Shares; and

f)
So long as the Company is subject to Exchange requirements, no Share Unit may be issued to anyone engaged to perform Investor Relations Activities for the Company.

The term for Share Units is up to ten (10) years but may be such shorter term as the Company chooses.
Notwithstanding any other provision of the Amended and Restated Incentive Plan to the contrary, no Share Unit may vest before the date that is one (1) year following the date the Share Unit is granted or issued, provided that this requirement may be accelerated for a participant who dies or who ceases to be a participant under the provisions hereof in connection with a change of control, take-over bid, reverse take-over or other similar transaction.
The Committee shall have the right to grant, in its sole and absolute discretion, to any participant rights to acquire Common Shares (i.e. ‘Share Units’) in consideration of past services to the Company, subject to the Amended and Restated Incentive Plan, and agreement with a participant and with such provisions, conditions (including any performance conditions), expiry date and restrictions as the Committee may determine. Share Units may be:
•
‘Restricted Share Units’ – means a Share Unit which is only subject to a specified length of passage of time that a Share Unit is not exercisable and the participant holding such Share Unit remains ineligible to receive Common Shares;

•
‘Performance Share Units’ – means a Share Unit which is based on the attainment of performance condition(s) in the future (with or without any specified length of passage of time) that a Share Unit is not exercisable and the participant holding such Share Unit remains ineligible to receive Common Shares; and

•
‘Deferred Share Units’ – means a Share Unit which is subject to the occurrence of a termination or retirement event that a Share Unit is not exercisable and the participant holding such Share Unit remains ineligible to receive Common Shares.

Under the Amended and Restated Incentive Plan, at the end of the passage of time, in the case of Restricted Share Units; the attainment of performance condition(s) in the future (with or without any specified length of passage of time), in the case of Performance Share Units; or on a termination or retirement event, in the case of Deferred Share Units, subject to any applicable conditions pursuant to the terms of such Share Unit, and without the payment of additional consideration or any other further action on the part of the holder of the Share Unit, the Company shall issue to the participant holding the Share Unit one Common Share for each Share Unit held by the participant.
The Committee shall have the discretion to grant Performance Share Units which allow for the holder thereof receiving a number of Common Shares based on the achievement of performance ratios or multipliers as the Committee may determine upon such grant. Notwithstanding the foregoing, any additional Common Shares issued based on a multiplier will be included in the calculation set out above. The Company will settle in cash in the event it does not have sufficient Common Shares to satisfy the obligation in Common Shares, or where the issuance of Common Shares would result in a breach of the calculations set out above, provided that such settlement shall be no later than December 31 of the third (3rd) calendar year after the calendar year in which the services to which the Share Units relate were rendered.
In the event a cash dividend is paid to Shareholders on the Common Shares while Share Units are outstanding, the Committee may, in its sole discretion, elect to credit each participant with additional Share Units (on the same terms and conditions as the Share Units in respect of which such additional Share Units are credited).
In the event of the death of a participant, any Share Units held by such participant will vest on the date of death of such participant and the Common Shares represented by the

2023 Management Circular 29

Share Units held by such participant will be issued to the participant’s estate as soon as reasonably practical thereafter, but in any event no later than ninety (90) days thereafter. In the event of the disability of a participant (determined in accordance with the Company’s normal disability practices), any Share Units held by such participant will vest on the date in which such participant is determined to be totally disabled and the Common Shares represented by the Share Units held by the participant will be issued to the participant as soon as reasonably practical, but in any event no later than thirty (30) days following receipt by the Company of notice of disability.
In the event of  (i) a Change of Control (as defined in the Amended and Restated Incentive Plan) and (ii) the Participant is subject to a Triggering Event (as defined in the Amended and Restated Incentive Plan) concurrently or following such Change of Control, all Share Units outstanding shall immediately vest and be settled by the issuance of Common Shares notwithstanding the applicable restricted period, performance conditions or deferred payment date.
At the Meeting, Shareholders are being asked to pass an Ordinary Resolution, the text of which is set out below, to approve the Amended and Restated Incentive Plan (the “Amended and Restated Incentive Plan Resolution”).
The text of the Amended and Restated Incentive Plan Resolution will be as follows:
“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:
1.
The Amended and Restated Incentive Plan (as defined and described in the Company’s management information circular dated February 23, 2023), pursuant to which the board of directors may, from time to time, authorize the issuance of share units of the Company to acquire common shares of the Company (each, a “Share”) in accordance with the Amended and Restated Incentive Plan to a maximum of 10% of the issued and outstanding Shares at the time of, be and is hereby authorized and approved, subject to approval of the TSX Venture Exchange; and

2.
Any one director or officer of the Company is hereby authorized, instructed and empowered, acting for, in the name of, and on behalf of the Company, to do or to cause all such other acts and things in the opinion of such director or officer of the Company as may be necessary or desirable in order to fulfill the intent of this foregoing resolution.”

Management recommends a vote FOR the Amended and Restated Incentive Plan Resolution. In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy FOR such resolution.

OTHER MATTERS

As of the date of this Circular, Management knows of no other matters to be acted upon at the Meeting. Should any other matters properly come before the Meeting, the Common
Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the Proxy.

AUDIT COMMITTEE DISCLOSURE

The charter of the Company’s Audit Committee and other information required to be disclosed by National Instrument
52-110 – Audit Committees, (“NI 52-110”) is attached to this Circular as Schedule “A”.

CORPORATE GOVERNANCE DISCLOSURE

The information required to be disclosed by National Instrument 58-101 – Disclosure of Corporate Governance
Practices is attached to this Circular as Schedule “B”.

2023 Management Circular 30

DIVERSITY DISCLOSURE

Pursuant to section 172.1 of the CBCA, the Company is required to and hereby discloses its diversity practices as follows:

Term Limits
Directors are to be elected at each annual general meeting of Shareholders to hold office for a term expiring at the next annual general meeting of Shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the CBCA. The identification of potential candidates for nomination as directors of the Company is carried out by all directors, who are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals and business contacts. The Company has not adopted term limits for members of the Board or other mechanisms for Board renewal. The Company recognizes the benefit that new perspectives, ideas and business strategies can offer and supports periodic Board renewal. The Board also recognizes that a director’s experience and knowledge of the Company’s business is a valuable resource. Accordingly, the Board believes that the Company and the Shareholders are best served by the regular assessment of the effectiveness of the Board rather than by fixed age, tenure and other limits.

Designated Groups
The Board is committed to maintaining high standards of corporate governance in all aspects of the Company’s business and affairs and recognizes the benefits of fostering greater diversity in the boardroom. A fundamental belief of the Board is that a diversity of perspectives maximizes the effectiveness of the Board and decision-making in the best interests of the Company. The Company has not adopted a formal written policy related to the identification and nomination of designated groups (as defined in the Employment Equity Act (Canada)) for directors. The Company nonetheless appreciates the value of a diverse Board and management and believes that diversity helps it reach its efficiency and skill objectives for the greater benefit of Shareholders.
No specific quota or targets for representation of designated groups on the Board or for executive officer positions has been adopted so as to allow the Company to perform an overall assessment of the qualities and skills of a potential candidate instead of concentrating on designated groups. When the Company selects candidates for the Board or for executive officer positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, including whether the individual is a member of a designated group, to best bring together a selection of candidates allowing the Company to perform efficiently and act in the best interest of the Company and the Shareholders.
As of the date of this Circular, the Company has a total of eight directors and one member of senior Management, who is not also a director. Currently, two of the Company’s directors are women and none are members of a visible minority, and one woman serves in a senior Management role. To the knowledge of the Company, none of the Company’s directors or members of senior Management are Aboriginal peoples or persons with disabilities.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Copies of the Company’s Financial Statements and MD&A may be obtained without charge upon request from the Company, at Suite 110, 375 Water Street, Vancouver, British Columbia, V6B 5C6.
Financial information is provided in the Company’s Financial Statements and MD&A for its most recently completed financial year ended June 30, 2022.

2023 Management Circular 31

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to each director, to each Shareholder whose Proxy has been solicited and to the Auditor, have been approved by Board.
DATED at Vancouver, British Columbia, this 23rd day of February, 2023.
By order of the Board of Directors.
STANDARD LITHIUM LTD.
/s/ “Robert Mintak”
Robert Mintak
Director and Chief Executive Officer

2023 Management Circular 32

Schedule A
FORM 52-110F1
AUDIT COMMITTEE DISCLOSURE

Schedule A
SCHEDULE “A”
FORM 52-110F1 AUDIT COMMITTEE DISCLOSURE

Audit Committee
The Audit Committee (the “Audit Committee”) is responsible for the Company’s financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of the Company’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Company’s external auditors. The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management, and the external auditors and monitors the independence of those auditors. The Audit Committee is also responsible for reviewing the Company’s financial strategies, its financing plans and its use of the equity and debt markets.
Audit Committee Charter
The following Audit Committee charter was adopted by the Company’s Board and Audit Committee:

Purpose of the Audit Committee
The purpose of the Audit Committee of the Board is to provide an open avenue of communication between management, the Company’s independent auditor and the Board and to assist the Board in its oversight of:
•
the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;

•
the Company’s compliance with legal and regulatory requirements related to financial reporting; and

•
the independence and performance of the Company’s independent auditor. The Audit Committee shall also perform any other activities consistent with this charter, the Company’s articles and governing laws as the Audit Committee or Board deems necessary or appropriate.

The Audit Committee shall consist of at least three directors. Members of the Audit Committee shall be appointed by the Board and may be removed by the Board at its discretion. The members of the Audit Committee shall elect a Chair from among their number. A majority of the members of the Audit Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Audit Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Audit Committee may determine its own procedures.
The Audit Committee’s role is one of oversight. Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with Generally Accepted Accounting Principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.
The independent auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.
The Audit Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Audit Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Audit Committee.

Authority and Responsibilities
In addition to the foregoing, in performing its oversight responsibilities, the Audit Committee shall:
1.
Monitor the adequacy of this charter and recommend any proposed changes to the Board.

2.
Review the appointments of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.
Review with management and the independent auditor the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.
Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.
Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

2023 Management Circular A-1

Schedule A
6.
Review the Company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.
Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor’s judgment about the quality and appropriateness of the Company’s accounting policies. This review may include discussions with the independent auditor without the presence of management.

8.
Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9.
Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10.
Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11.
Establish and review the Company’s procedures for the:

•
receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

•
confidential and anonymous submissions by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.
Conduct or authorize investigations into any matters that the Audit Committee believes is within the scope of its responsibilities. The Audit Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13.
Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of NI 52-110, the CBCA and the by-laws of the Company.

Composition of the Audit Committee
NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s Board, reasonably interfere with the exercise of the member’s independent judgment.
The current members of the Audit Committee are Robert Cross, Volker Berl and Jeffrey Barber (Chair), all of whom are independent and all of whom are financially literate as defined by NI 52-110.

Relevant Education and Experience
NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
All members of the Audit Committee hold professional accounting designations and have been involved in enterprises which publicly report financial results, each of which requires a working understanding of, and ability to analyze and assess, financial information (including financial statements).
Robert Cross
Mr. Cross is the Chair of B2Gold Corp. where he serves as chair of their compensation committee and member of their corporate governance and nominating committee. Mr. Cross has more than 30 years of experience as a company founder, financier, and advisor in the mining and oil & gas sectors. Between 2004 and 2016 he was co-founder and Chair of Bankers Petroleum Ltd. From 2002 until 2007, he served as Chair of Northern Orion Resources Inc. Between 1996 and 1998, Mr. Cross was Chair and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. Mr. Cross holds an MBA from Harvard Business School.
Dr. Volker Berl
Dr. Berl is the founder, managing partner, and Chief Executive Officer of New Age Ventures. Prior to this, Dr. Berl was Vice President of Equity Research Pharmaceuticals for Deutsche Bank and Chief Technology Officer for the bioscience company Zymes LLC. Dr. Berl holds an MBA from Concordia University and completed a postdoctoral chemistry fellowship at Stanford University. Before earning his Ph.D. in Strasbourg, Dr. Berl finished a Masters in Chemical Engineering at the École Nationale Supérieure de Chimie, Polymères et Matériaux, in France.
Jeffrey Barber
Mr. Barber was a co-founder and managing partner of a boutique M&A advisory firm in Calgary from 2012 to 2016. Prior, Mr. Barber was an investment banker with Raymond James Limited for four years and held investment banking and equity research positions at Canaccord Genuity Corp. before that. Mr. Barber began his career as an economist with Deloitte LLP. He is a CFA charter holder and holds a Masters in Finance and Economics from the University of Alberta.

Reliance on Certain Exemptions
During the most recently completed financial year, the Company has not relied on certain exemptions set out in NI 52-110, namely section 2.4 (De Minimus Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or

2023 Management Circular A-2

Schedule A
Resignation of Audit Committee Member), and any exemption, in whole or in part, in Part 8 (Exemptions).

Audit Committee Oversight
At no time since the commencement of the Company’s most recently completed financial period was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures
The Audit Committee charter provides for the Audit Committee to establish the auditors’ fees. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management of the Company believes that the fees negotiated in the past with the auditors of the Company were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services.

External Auditor Service Fees
The following table sets forth the aggregate fees billed to the Company by the external auditor for services rendered in the fiscal years ended June 30, 2022 and 2021.
	FYE 2022	FYE 2021
Audit Fees(1)	$90,000	$42,500
Audit-Related Fees(2)	$38,500	$17,000
Tax fees(3)	$22,500	$15,500
All Other Fees(4)	$20,250	$36,820
	$171,250	$111,820
Notes:
1.
“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees.

2.
“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

3.
“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

4.
“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

2023 Management Circular A-3

Schedule B
FORM 58-101F1
CORPORATE GOVERNANCE DISCLOSURE

Schedule B
SCHEDULE “B”
FORM 58-101F1 CORPORATE GOVERNANCE DISCLOSURE

Item 1: Board Of Directors
Independence
The board of directors of the Company (the “Board”) supervises the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”). Both the CEO and CFO are required to act in accordance with the scope of authority provided to them by the Board.
The Board currently consists of eight (8) directors:
Director	Independence
Robert Cross(1)	Independent
Dr. Andrew Robinson	Not independent
Robert Mintak	Not independent
Jeffrey Barber	Independent
Anthony Alvaro	Not independent
Dr. Volker Berl	Independent
Claudia D’Orazio	Independent
Anca Rusu	Independent
Notes:
1.
Mr. Cross is the Chair of the Board (the “Chair”).

Five of the Company’s eight director are “independent” within the meaning of National Instrument
58-101 — Disclosure of Corporate Governance Practices
(“NI 58-101”) and three are not independent. Mr. Andrew Robinson is not independent as a result of holding a current executive position as President and Chief Operating Officer of the Company. Mr. Robert Mintak is not independent as a result of holding a current executive position as Chief Executive Officer of the Company. Mr. Anthony Alvaro is not independent as a result of his consulting services provided to the Company for compensation.
Directors’ Attendance Record
The table below summarizes the number of Board and committee meetings attended by each director during the 2022 fiscal year. Each director attended 100% of the Board meetings and committee meetings (during which time they were a member) from June 30, 2021 to June 30, 2022, with the exception of one director who attended 100% of the Board meetings and Compensation Committee meetings and 75% of Audit Committee meetings of which they were a member.

Director(1)	Board	Audit Committee	Compensation Committee	Overall Attendance
Robert Cross	100%	75%	100%	92%
Dr. Andrew Robinson	100%	N/A	N/A	100%
Robert Mintak	100%	N/A	N/A	100%
Jeffrey Barber	100%	100%	100%	100%
Anthony Alvaro	100%	N/A	N/A	100%
Dr. Volker Berl	100%	100%	100%	100%
Notes:
1.
Ms. Claudia D’Orazio and Ms. Anca Rusu joined the Board on January 16, 2023.

2023 Management Circular B-1

Schedule B

Item 2: Directorships
The following directors of the Company are also currently directors of the following reporting issuers:
Director	Name of Reporting Issuer
Robert Cross	B2Gold Corp.
Klimat X Developments Inc.
Robert Mintak	Telescope Innovations Corp.
Dr. Andrew Robinson	Telescope Innovations Corp.
Anthony Alvaro	WSM Ventures Corp.
Jeffrey Barber	Helium Evolution Corp.
Dr. Volker Berl	FTAC Zeus Acquisition Corp.
Claudia D’Orazio	Nil
Anca Rusu	Nil

Item 3: Board Mandate
The primary responsibility of the Board is to provide governance and stewardship to the Company. Each of the members of the Board is required to exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct. Its goal is to ensure that the Company continues to operate as a successful business, and to optimize financial returns to increase the Company’s value over time while effectively managing the risks confronting the organization.

Item 4: Position Descriptions
The Board has adopted written position descriptions for the Chair and the CEO to delineate their respective roles and responsibilities.
The responsibilities of the Chair include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, Board committees and the individual directors in effectively understanding and discharging their respective duties and responsibilities; overseeing all aspects of the Board and Board committees functions to ensure compliance with the Company’s corporate governance practices; acting as an adviser to the CEO and other senior officers; and fostering ethical and responsible decision making by the Board and its individual members. The Chair is also required to coordinate and preside at all meetings of the Board and shareholders, in each case to ensure compliance with applicable law and the Company’s corporate governance practices.
The CEO is to be the leader of an effective and cohesive management team for the Company, set the tone for the Company by exemplifying consistent values of high ethical standards and fairness, lead the Company in defining its vision, be the main spokesperson for the Company and ensure that the Company achieves its strategic objectives. The CEO works with, and is accountable to, the Board with due regard to the Board’s requirement to be informed and independent.

Item 5: Orientation and Continuing Education
The Board does not have a formal process for the orientation of new Board members. Orientation is done on an informal basis. New Board members are provided with such information as is considered necessary to ensure that they are familiar with the Company’s business and understand the responsibilities of the Board.
The Board does not have a formal program for the continuing education of its directors. The Company expects its directors to pursue such continuing education opportunities as may be required to ensure that they maintain the skill and knowledge necessary to fulfill their duties as members of the Board. Directors can consult with the Company’s professional advisors regarding their duties and responsibilities, as well as recent developments relevant to the Company and the Board.

2023 Management Circular B-2

Schedule B

Item 6: Ethical Business Conduct
The Board has not adopted a formal code of ethics. In the Board’s view, the fiduciary duties placed on individual directors by corporate legislation and the common law, and the restrictions placed by corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.
Although the Company has not adopted a formal code of ethics, the Company promotes an ethical business culture. Directors and officers of the Company are encouraged to conduct themselves and the business of the Company with the utmost honesty and integrity, including disclosing any material interest in considered transactions and agreements. Directors are also encouraged to consult with the Company’s professional advisors with respect to any issues related to ethical business conduct.

Item 7: Nomination of Directors
The Board has not adopted a formal nomination committee. The identification of potential candidates for nomination as directors of the Company is primarily done by the CEO, but all directors are encouraged to participate in the identification and recruitment of new directors. In the Board’s view, tasking the CEO and the majority independent Board with the process of identifying and recruiting new candidates for election or appointment as directors, including assessing the competencies and skills of identified individuals, ensures an objective nomination process. Potential candidates are primarily identified through referrals by business contacts.

Item 8: Compensation
The Compensation Committee reviews annually and recommends to the Board compensation for directors and officers. The Compensation Committee may meet more frequently during the year to review compensation matters and may engage third party consultants to assist in evaluating compensation matters, if needed.
The current members of the Compensation Committee are Robert Cross (Chair), Dr. Volker Berl and Jeffrey Barber, all of whom are independent and all of whom have direct experience that is relevant to his responsibilities in executive compensation. For more information, see the heading “Compensation Committee” above.

Item 9: Other Board Committees
The Board does not currently have any standing committees other than the Audit Committee and the Compensation Committee.
The Board anticipates re-organizing its committees and constituting a HSE/ESG Committee and Governance Committee as follows:
Audit Committee	Compensation Committee	HSE/ESG Committee	Governance Committee
Jeffrey Barber (Chair)	Robert Cross (Chair)	Anca Rusu (Chair)	Dr. Volker Berl (Chair)
Claudia D’Orazio	Jeffrey Barber	Robert Cross	Claudia D’Orazio
Dr. Volker Berl	Dr. Volker Berl	Dr. Andrew Robinson	Robert Cross
—	Claudia D’Orazio	—	Dr. Andrew Robinson

Item 10: Assessments
The Board does not have any formal process for assessing the effectiveness of the Board, its committees, or individual directors. Such assessments are done on an informal basis by the CEO and the Board as a whole.

2023 Management Circular B-3

Schedule C
AMENDED AND RESTATED
ROLLING STOCK OPTION PLAN
February 23, 2023

Schedule C
SCHEDULE “C”
AMENDED AND RESTATED ROLLING STOCK OPTION PLAN
STANDARD LITHIUM LTD.
February 23, 2023

1. Purpose
The purpose of the stock option plan (the “Plan”) of Standard Lithium Ltd. (the “Company”), a corporation existing under the Canada Business Corporations Act, is to advance the interests of the Company by encouraging the Directors, Officers, Employees, Management Company Employees and Consultants (each, as defined in the policies of TSX Venture Exchange (the “Exchange”)) of the Company and of its subsidiaries (each, an “Eligible Person”), if any, to acquire common shares of the Company (the “Shares”), thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentives in their efforts on behalf of the Company in the conduct of its affairs.

2. Administration
The Plan shall be administered by the board of directors of the Company (the “Board”) or by a committee of the Board appointed from time to time pursuant to rules of procedure fixed by the Board. If a committee is appointed the Board for the purpose of administering the Plan, all references to the Board will be deemed to be references to such committee. A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.
Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.
Each option to acquire a Share (an “Option”) granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Company and by the optionee, in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan. Each stock option granted by the Company prior to the date of the approval of the Plan, including stock options granted under previously approved stock option plans of the Company, be and are continued under and shall be subject to the terms of the Plan.

3. Compliance with Legislation
All Options granted to Eligible Persons pursuant to this Plan (each such Eligible Person, a “Participant”) shall be subject to the rules and policies of the Exchange, or any other stock exchange or exchanges on which the Shares are then listed and any other regulatory body having jurisdiction hereinafter.
Any Shares sold, issued and delivered to any Participant pursuant to the exercise of Options shall be subject to restrictions on resale and transfer under applicable securities laws and the requirements of the Exchange, and any certificates representing such Shares shall bear, as required, a restrictive legend in respect thereof.

4. Shares Subject to Plan
Subject to adjustment as provided in Section 18 hereof, the Shares to be offered under the Plan shall consist of common shares of the Company’s authorized but unissued common shares from treasury. The aggregate maximum number of Shares available for issuance from treasury under this Plan and any other Security Based Compensation Plan(s) (as defined in the policies of the Exchange) of the Company, subject to adjustment as provided in Section 18 hereof, shall not exceed 10% of the total number of Shares outstanding as of the date of any grant of Options. If any Option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the un-purchased Shares subject thereto shall again be available for the purpose of this Plan.

5. Net Exercise Rights
Subject to the rules and policies of the Exchange, and except with respect to Options held by Investor Relations Service Providers, Participants have the right (the “Net Exercise Right”), in lieu of the right to exercise an Option, to terminate such Option in whole or in part by notice in writing delivered by the Participant to the Company electing to exercise the Net Exercise Right and, in lieu of receiving the Shares to which such terminated Option relates, to receive the number of Shares (the “Option Shares”), disregarding fractions, which is equal to the quotient obtained by dividing:
(a)
The product of the number of Options being exercised multiplied by the difference between the VWAP (as defined below) of the Shares on the date of exercise and the exercise price; by

2023 Management Circular C-1

Schedule C
(b)
the VWAP of the Shares on the date of exercise, and, where the Participant is an employee who is subject to the Income Tax Act (Canada) (the “Tax Act”) in respect of the Option, the Company shall make the election provided for in subsection 110(1.1) of the Tax Act. For greater certainty, the number of Shares determined by the above formula will be reduced by the withholding obligations applicable to the receipt of the Option Shares.

If a Participant exercises a Net Exercise Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under the Plan.
If a Participant exercises a Net Exercise Right in connection with an Option, the number of Options exercised, surrendered or converted, and not the number of Option Shares actually issued by the Company, must be included in calculating the limits set forth in Section 11(a).
“VWAP” means the volume weighted average trading price of the Shares on the Exchange calculated by dividing the total value by the total volume of such securities traded for the five trading days immediately preceding the applicable reference date.

6. Cashless Exercise Right
Subject to the rules and policies of the Exchange and the provisions of the Plan, the Board may determine in its discretion to grant a Participant the right to exercise an Option on a “cashless exercise” basis, on such terms and conditions as the Board may determine in its discretion (including with respect to the withholding and remittance of taxes imposed under applicable law) (the “Cashless Exercise Right”).
Pursuant to an arrangement between the Company and a brokerage firm, the brokerage firm will loan money to a Participant to purchase the Shares underlying the Participant’s Options, with the brokerage firm then selling a sufficient number of Shares to cover the exercise price of the Options in order to repay the loan made to the Participant. The Participant will then receive the balance of Shares underlying the Participant’s Options or the cash proceeds from the balance of such Shares underlying the Participant’s Options. In either case, the Company shall promptly receive an amount equal to the exercise price and all applicable withholding obligations, as determined by the Company, against delivery of the Shares to settle the applicable trade.
In connection with a Cashless Exercise Right, if any, the Participant shall (i) deliver written notice to the Company electing to exercise the Cashless Exercise Right and (ii) comply with any applicable tax withholding obligations and with such other procedures and policies as the Company may prescribe from time to time, including prior written consent of the Board in connection with such exercise.
Where the Participant is an Employee who is subject to the Tax Act in respect of the Option, and the Company determines to accept such Participant’s request pursuant to the
Cashless Exercise Right, the Company shall make an election pursuant to subsection 110(1.1) of the Tax Act.
If a Participant exercises a Cashless Exercise Right in connection with an Option, the number of Options exercised, surrendered or converted, and not the number of Option Shares actually issued by the Company, must be included in calculating the limits set forth in Section 11(a).

7. Maintenance of Sufficient Capital
The Company shall at all times during the term of the Plan reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

8. Eligibility and Participation
Eligible Persons shall be eligible for selection to participate in the Plan. Subject to compliance with applicable requirements of the Exchange, such Participants may elect to hold Options granted to them in an incorporated entity wholly-owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.
Subject to the terms hereof, the Board shall determine to whom Options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such Options shall be granted and vested, and the number and class of Shares to be subject to each Option. In the case of Employees, Management Company Employees and Consultants, the option agreements to which they are party must contain a representation of the Company and the Participant that the Employee, Management Company Employee or Consultant, as the case may be, is a bona fide Employee, Management Company Employee or Consultant, as applicable. A Participant who has been granted an Option may, if such Participant is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional Option or Options if the Board shall so determine.

9. Withholding Taxes
The Company shall have the power and the right to deduct or withhold, or require the advance payment or reimbursement by the Participant to the Company, of any federal, provincial and local taxes, domestic or foreign, or other required source deductions which the Company is required by law or regulation of any governmental authority whatsoever to remit in connection with this Plan, or any issuance of Shares. Without limiting the generality of the foregoing, the Company may, in its sole discretion:
(a)
Deduct and withhold additional amounts from other amounts payable to a Participant;

(b)
Require, as a condition of the issuance of Shares to a Participant, that the Participant make a cash payment to the Company equal to the amount, in the Company’s opinion, required to be withheld and remitted by the Company for the account of the Participant to the appropriate governmental authority and the Company, in its

2023 Management Circular C-2

Schedule C
discretion, may withhold the issuance or delivery of Shares until the Participant makes such payment; or
(c)
Sell, on behalf of the Participant, all or any portion of Shares otherwise deliverable to the Participant until the net proceeds of sale equal or exceed the amount which, in the Company’s opinion, would satisfy any and all withholding taxes and other source deductions for the account of the Participant. The Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares issuable upon exercise of the Options and acknowledges and agrees that the Company does not accept responsibility for the price obtained on the sale of such Shares issuable upon exercise of the Options.

10. Exercise Price
(a)
The exercise price of the Shares subject to each Option shall be determined by the Board, subject to applicable Exchange approval, at the time any Option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(b)
Once the exercise price has been determined by the Board, accepted by the Exchange and the Option has been granted, the exercise price of an Option may only be reduced upon receipt of Board approval and the requisite approval of the Exchange and shareholders of the Company, as applicable.

(c)
Notwithstanding the above, disinterested shareholder approval will be required for any reduction in the exercise price of an Option, if the Participant is an Insider (as defined in the policies of the Exchange) at the time of the proposed amendment.

11. Number of Optioned Shares
(a)
The aggregate number of Shares that may be issued pursuant to the exercise of Options awarded under the Plan and all other Security Based Compensation Plans of the Company shall not exceed 10% of the issued and outstanding Shares as of the date of any grant of Options, subject to the following additional limitations:

(i)
The maximum aggregate number of Shares that are issuable pursuant to the Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to any one

Eligible Person must not exceed five percent (5%) of the then outstanding number of Shares;
(ii)
The maximum aggregate number of Shares that are issuable pursuant to all Options granted in any twelve (12) month period to all Investor Relations Service Providers (as defined in the polices of the Exchange) in aggregate must not exceed two percent (2%) of the then outstanding number of Shares. Options granted to Investor Relations Service Providers must vest in stages over a period of not less than twelve (12) months such that no more than one-quarter of the Options vest in any three (3) month period. Investor Relations Service Providers may not receive any Security Based Compensation (as defined in the policies of the Exchange) other than Options;

(iii)
The maximum aggregate number of Shares that are issuable pursuant to the Plan and all other Security Based Compensation Plan(s) of the Company granted or issued to Insiders (as a group) must not exceed ten percent (10%) of the issued and outstanding Shares at any point in time (unless the Company has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange);

(iv)
The maximum aggregate number of Shares that are issuable pursuant to the Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to Insiders (as a group) must not exceed ten percent (10%) of the then outstanding number of Shares (unless the Company has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange); and

(v)
The maximum aggregate number of Shares that are issuable pursuant to the Plan and all other Security Based Compensation Plan(s) of the Company granted or issued in any twelve (12) month period to any one Consultant must not exceed two percent (2%) of the then outstanding number of Shares.

(b)
The number of Shares subject to an Option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an Option which exceeds the maximum number permitted by the Exchange.

2023 Management Circular C-3

Schedule C

12. Duration of Option
Each Option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 14 and 15, provided that in no circumstances shall the duration of an Option exceed the maximum term permitted by the Exchange. For greater certainty, in no circumstances shall the maximum term exceed ten (10) years, subject to extension where the expiry date falls within Black Out Period (as defined below).
Should the expiry date of an Option fall within a Black Out Period, such expiry date of the Option shall be automatically extended without any further act or formality to that date which is the tenth (10th) business day after the end of the Black Out Period, such tenth (10th) business day to be considered the expiry date for such Option for all purposes under the Plan. The ten (10) business day period referred to in this Section may not be extended by the Board.
“Black Out Period” means the period during which the relevant Participant is prohibited from exercising an Option due to trading restrictions formally imposed by the Company pursuant to any policy of the Company respecting restrictions on trading that is in effect at that time.

13. Option Period, Consideration and Payment
(a)
The Option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the Option period shall be reduced with respect to any Option as provided in Sections 14 and 15 covering cessation as an Eligible Person, or death of the Participant.

(b)
Disinterested shareholder approval will be required for any extension of the term of an Option, if the Participant is an Insider at the time of the proposed amendment.

(c)
Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist.

(d)
Subject to any vesting restrictions imposed by the Board, Options may be exercised in whole or in part at any time and from time to time during the Option period. Options granted to Investor Relations Service Providers are subject to the vesting requirements in Section 11(a)(ii) and any acceleration thereof is subject to the prior written approval of the Exchange.

(e)
Except as set forth in Sections 14 and 15, no Option may be exercised unless the Participant is at the time of such exercise an Eligible Person.

(f)
Subject to Section 9, the exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise,

specifying the number of Shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the Option is exercised. No Participant or his or her legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares of the Company unless and until the certificates for Shares issuable pursuant to options under the Plan are issued to him, her or them under the terms of the Plan.

14. Ceasing to be an Eligible Person
If a Participant shall cease to be an Eligible Person for any reason (other than death), such Participant may exercise his or her Option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within thirty (30) days, subject to adjustment at the discretion of the Board, after the Participant ceases to be an Eligible Person. In the event the Participant was engaged in Investor Relations Activities, exercise must occur within thirty (30) days after the cessation of the Participant’s services to the Company. Notwithstanding the above, any Options granted or issued to a Participant must expire within a reasonable period, not exceeding twelve (12) months following the date the Participant ceases to be an Eligible Person.
Nothing contained in the Plan, nor in any Option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as an Eligible Person, or as a guarantee by the Company to the Participant of employment or another service relationship with the Company.

15. Death of Participant
Notwithstanding Section 14, in the event of the death of a Participant, the Option previously granted to them shall be exercisable within the one (1) year after such death and then only:
(a)
By the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or the laws of descent and distribution; and

(b)
If and to the extent that such Participant was entitled to exercise the Option at the date of his or her death.

16. Rights of Optionee
No person entitled to exercise any Option granted under the Plan shall have any of the rights or privileges of a shareholder of the Company in respect of any Shares issuable upon exercise of such Option until certificates representing such Shares shall have been issued and delivered.

2023 Management Circular C-4

Schedule C

17. Proceeds from Sale of Shares
The proceeds from the sale of Shares issued upon the exercise of Options shall be added to the general funds of the Company and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

18. Adjustments
If the outstanding common shares of the Company are increased, decreased, changed into or exchanged for a different number or kind of common shares or securities of the Company or another corporation or entity through a reorganization, amalgamation, arrangement, merger, re-capitalization, re-classification, stock dividend, subdivision, consolidation or similar transaction, or in case of any transfer of all or substantially all of the assets or undertaking of the Company to another entity (any of which being, a “Reorganization”), subject to the prior acceptance of the Exchange, as applicable, any adjustments relating to the Shares subject to Options or issued on exercise of Options and the exercise price per Share shall be adjusted by the Board, in its sole and absolute discretion, under this Section, provided that a Participant shall be thereafter entitled to receive the amount of securities or property (including cash) to which such Participant would have been entitled to receive as a result of such Reorganization if, on the effective date thereof, he or she had been the holder of the number of Shares to which he or she was entitled upon exercise of his Option(s).
Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Share shall be required to be issued under the Plan on any such adjustment.

19. Transferability
All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

20. Amendment and Termination of Plan
The Board may terminate or discontinue the Plan at any time without the consent of the Participants provided that such termination or discontinuance shall not alter or impair any Option previously granted under the Plan.
Subject to approval of the Exchange and shareholders of the Company, as applicable, the Board may from time to time in its discretion amended, modify and change the provisions of the Plan (including any stock option agreements), however, the Board will not be entitled, in the absence of the requisite Exchange and shareholder approval, to:
(a)
amend the persons eligible to be granted Options under the Plan;

(b)
amend the method for determining the exercise price of Options;

(c)
reduce the exercise price of an Option held by an Insider;

(d)
extend the expiry date of an Option held by an Insider (subject to such date being extended by virtue of Section 12 above);

(e)
amend the limitations on the maximum number of Shares reserved or issued to Insiders under Sections 11(a)(iii) and 11(a)(iv) hereof;

(f)
increase the maximum number of Shares issuable pursuant to this Plan; or

(g)
amend the expiry, termination or amendment provisions of this Plan or applicable Options under this Section 20.

21. Old Stock Option Plan
Upon receipt of all approvals that may be required pursuant to Section 22 hereof, the Plan will replace the current stock option plan of the Company (the “Old Plan”) and on the date of receipt of all such approvals, the Old Plan will be of no further force and effect. All stock options and stock option agreements issued under the Old Plan shall thereafter be deemed to be issued under the Plan and thereafter shall be governed under the Plan.

22. Necessary Approvals
The ability of a Participant to exercise Options and the obligation of the Company to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Company. If any Shares cannot be issued to any Participant for whatever reason, the obligation of the Company to issue such Shares shall terminate and any Option exercise price paid to the Company will be returned to the Participant.

23. Effective Date of Plan
The Plan has been adopted by the Board subject to the approval of the Exchange and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approval being obtained.

24. Interpretation
The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia and Canada, as applicable.

2023 Management Circular C-5

Schedule D
AMENDED AND RESTATED
LONG TERM INCENTIVE PLAN
February 23, 2023

Schedule D
SCHEDULE “D”
AMENDED AND RESTATED LONG TERM INCENTIVE PLAN
STANDARD LITHIUM LTD.
February 23, 2023

ARTICLE 1
DEFINITIONS AND INTERPRETATION
Section 1.01   Definitions
For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:
A.
“Affiliate” has the meaning ascribed thereto in the policies of the TSXV;

B.
“Associate” has the meaning ascribed thereto in the policies of the TSXV;

C.
“Board” means the board of directors of the Corporation;

D.
“Change of Control” means the occurrence of any one or more of the following events:

(a)
a merger, amalgamation, arrangement, reorganization or transfer takes place in which equity securities of the Corporation possessing more than one-half of the total combined voting power of the Corporation’s outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the Board following such transaction is such that the directors of the Corporation prior to the transaction constitute less than one-half of the directors following the transaction, except that no Change of Control will be deemed to occur if such merger, amalgamation, arrangement, reorganization or transfer is with any subsidiary or subsidiaries of the Corporation;

(b)
if any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, 20% or more of the voting rights attached to all outstanding equity securities of the Corporation;

(c)
if any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Corporation; or

(d)
if the Corporation sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change of Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Corporation.

E.
“Committee” means the Board or, if the Board so determines in accordance with Section 2.03 of the Plan, the committee of the Board authorized to administer the Plan which includes any compensation committee of the Board;

F.
“Corporation” means Standard Lithium Ltd. and includes any successor corporation thereof;

G.
“Deferred Payment Date” for a Participant means the date after the Restricted Period which is the earlier of  (i) the date to which the Participant has elected to defer receipt of Shares in accordance with Section 3.05 of this Plan; and (ii) the Participant’s Termination or Retirement Date;

H.
“Deferred Share Units” has such meaning as ascribed to such term at Section 3.02 of this Plan;

I.
“Insider” has the meaning ascribed thereto in the policies of the TSXV;

J.
“Investor Relations Activities” has the meaning ascribed thereto in the policies of the TSXV;

K.
“Just Cause” includes, but is not limited to:

(a)
any act, omission, or behaviour that constitutes just cause for dismissal at common law;

(b)
the Participant’s failure to properly discharge his lawful duties to the Corporation or a subsidiary thereof;

(c)
any failure by the Participant to perform the material duties of his or her position in a competent manner, where the Participant fails to remedy such failure to the satisfaction of the Corporation within a reasonable period of time after receiving notice of such failure;

(d)
any failure by the Participant to obey a lawful and reasonable order, or to carry out lawful and reasonable instructions issued to him or her by or on behalf of the Corporation or a subsidiary thereof, where the Participant fails to remedy such failure to the satisfaction of the Corporation within a reasonable period of time after receiving notice of such failure;

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(e)
the Participation’s conviction for any crime respecting the property of the Corporation (or a subsidiary thereof) or the Participant’s personal honesty;

(f)
any material breach by the Participant of his or her obligations under any policies or procedures adopted by the Corporation from time to time in accordance with the Corporation’s normal practice;

(g)
any breach by the Corporation’s of the fiduciary duties (if any) normally owed by an individual, in like position as the Participant, to a Corporation, including the duty to avoid conflicts of interest, and to act honestly and in good faith with a view to the best interests of the Corporation; or

(h)
any other material breach or non-observance of any employment or consulting agreement (or similar agreement) between the Participant and the Corporation by the Participant.

L.
“Market Price” at any date in respect of the Shares shall be, subject to the policies of the TSXV, the closing trading price of such Shares on the TSXV (or such other main stock exchange on which the Shares are listed) on the last trading day immediately before the date on which the Market Price is determined. In the event that the Shares are not then listed and posted for trading on the TSXV (or another exchange), the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

M.
“Participant” means each of the following to whom Share Units are granted hereunder:

a.
a Director or Officer;

b.
an Employee;

c.
a Management Company Employee; and

d.
a Consultant

(each, as defined in the policies of the TSXV)
Subject to the foregoing, the Committee shall have full and final authority to determine the persons who are to be granted Share Units under the Plan;
N.
“Performance Condition” means any condition as the Committee may determine that has to be met (whether by the Corporation, a subsidiary of the Corporation, the Participant receiving the Share Units, a group of Participants or otherwise) for the Restricted Period in respect of any Performance Share Unit granted under the Plan, to be allowed to expire and the holder of such Share Unit be entitle to receive Shares;

O.
“Performance Share Unit” has such meaning as ascribed to such term at Section 3.02 of the Plan;

P.
“Plan” means this Amended and Restated Long Term Incentive Plan, as same may be amended from time to time;

Q.
“Restricted Period” means any period (which shall be solely based on a specified length of passage of time in the case of Restricted Share Units, or based on the attainment of Performance Condition(s) in the future (with or without any specified length of passage of time) in the case of Performance Share Units) that a Share Unit is not exercisable and the Participant holding such Share Unit remains ineligible to receive Shares, determined by the Committee in its absolute discretion, however, such period may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant;

R.
“Restricted Share Units” has such meaning as ascribed to such term at Section 3.02 of the Plan;

S.
“Retirement” means the Participant ceasing to be a Director, Officer or Employee attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

T.
“Retirement Date” means the date on which a Participant ceases to be a Director, Officer or Employee due to the Retirement of the Participant;

U.
“Securities Laws” has the meaning ascribed thereto in the policies of the TSXV;

V.
“Security Based Compensation Plans” has the meaning ascribed thereto in the policies of the TSXV;

W.
“Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Section 5.06 of the Plan;

X.
“Share Unit” has such meaning as ascribed to such term at Section 3.02 of the Plan;

Y.
“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

Z.
“Termination” means: (i) in the case of a Director, the resignation of the Director, the removal of or failure to re-elect or re-appoint the Director as a Director of the Corporation or any subsidiary; and (ii) in the case of an Officer, Employee, Management Company Employee, or Consultant, the later of  (a) the date of notification, and (b) the last day of work following notification, of termination of the Officer, Employee, Management Company Employee or Consultant with or without cause by the Corporation or an subsidiary, in each case, without regard to any period of reasonable notice or severance that may follow notification or last day of work, except where required by applicable employment standards legislation or the cessation of service

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Schedule D
of the Officer, Employee, Management Company Employee or Consultant with the Corporation or an subsidiary as a result of the resignation or otherwise, other than the Retirement, of the Officer or Employee; for greater certainty, in each case, other than for death or disability of a Participant;
AA.
“Triggering Event” means: (i) in the case of a Director, the removal of or failure to re-elect or re-appoint the Director as a Director of the Corporation or any subsidiary; and (ii) in the case of an Officer, Employee, Management Company Employee, or Consultant, the later of  (a) the date of notification, and (b) the last day of work following notification, of termination of the Officer, Employee, Management Company Employee or Consultant without Just Cause by the Corporation or an subsidiary, in each case, without regard to any period of reasonable notice or severance that may follow notification or last day of work, except where required by applicable employment standards legislation; and for greater certainty, Triggering Event shall not include any voluntary resignation of the Participant or Retirement;

BB.
“TSXV” means the TSX Venture Exchange; and

CC.
“U.S. Taxpayer” means a Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident or a Participant for whom a benefit under this Plan would otherwise be subject to U.S. taxation under the U.S. Internal Revenue Code of 1986, as amended, and the rulings and regulations in effect thereunder.

Section 1.02   Headings: The headings of all ARTICLES, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.
Section 1.03   Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.
Section 1.04   References to this Plan: The words “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.
Section 1.05   Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE 2
PURPOSE AND ADMINISTRATION OF THE PLAN
Section 2.01   Purpose of the Plan: The Plan provides for
the acquisition of Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of Directors, Officers, Employees and Consultants of the Corporation and its subsidiaries, to reward Participants for their performance of services for the Corporation and its subsidiaries and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares by Directors, Officers, Employees and Consultants of the Corporation and its subsidiaries, it being generally recognized that share unit plans aid in attracting, retaining and encouraging Directors, Officers, Employees and Consultants due to the opportunity offered to them to acquire a proprietary interest in the Corporation.
Section 2.02   Administration of the Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as directors of the Corporation, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.
Notwithstanding anything to the contrary in the Plan, the provisions of Schedule “A” shall apply to Restricted Share Units granted to a Participant who is a U.S. Taxpayer.
Section 2.03   Delegation to Committee: All of the powers exercisable hereunder by the directors of the Corporation may, to the extent permitted by applicable law and as determined by resolution of the directors of the Corporation, be exercised by the compensation committee of the Board.
Section 2.04   Record Keeping: The Corporation shall maintain a register in which shall be recorded:
(a)
the name and address of each Participant;

(b)
the number of Restricted Share Units, Performance Share Units and Deferred Share Units granted to each Participant and the date of grant;

(c)
the Restricted Period(s) and, if applicable, Performance Condition(s) applicable to such Restricted Share Units, Performance Share Units;

(d)
any applicable expiry date;

(e)
in the case of a Restricted Share Unit, any Deferred Payment Date elected by the Participant; and

(f)
the number of Shares issued to each Participant.

Section 2.05   Determination of Participants and Participation: The Committee shall from time to time

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Schedule D
determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Share Units shall be granted and the provisions and restrictions with respect to such grant, all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.
Section 2.06   Maximum Number of Shares:
(a)
The aggregate maximum number of Shares available for issuance from treasury under this Plan, and any other Security Based Compensation Plan(s) adopted by the Corporation, subject to adjustment pursuant to Section 5.06, shall not exceed 10% of the total number of Shares outstanding as of the date of any grant of Share Units;

(b)
The maximum aggregate number of Shares that are issuable pursuant to the Plan and all other Security Based Compensation Plan(s) of the Corporation granted or issued in any twelve (12) month period to any one Participant must not exceed five percent (5%) of the then outstanding number of Shares;

(c)
The maximum aggregate number of Shares that are issuable pursuant to the Plan and all other Security Based Compensation Plan(s) of the Corporation granted or issued to Insiders (as a group) must not exceed ten percent (10%) of the issued and outstanding Shares at any point in time (unless the Corporation has obtained the requisite disinterested shareholder approval in accordance with the policies of the TSXV);

(d)
The maximum aggregate number of Shares that are issuable pursuant to the Plan and all other Security Based Compensation Plan(s) of the Corporation granted or issued in any twelve (12) month period to Insiders (as a group) must not exceed ten percent (10%) of the then outstanding number of Shares (unless the Corporation has obtained the requisite disinterested shareholder approval in accordance with the policies of the TSXV);

(e)
The maximum aggregate number of Shares that are issuable pursuant to the Plan and all other Security Based Compensation Plan(s) of the Corporation granted or issued in any twelve (12) month period to any one Consultant must not exceed two percent (2%) of the then outstanding number of Shares; and

(f)
So long as the Corporation is subject to TSXV requirements, no Share Unit may be issued to anyone engaged to perform Investor Relations Activities for the Corporation.

Section 2.07   Term: The term for Share Units is up to ten (10) years but may be such shorter term as the Corporation chooses.
Section 2.08   Vesting: Notwithstanding any other provision of the Plan to the contrary, no Share Unit may vest before the date that is one (1) year following the date the Share Unit is granted or issued, provided that this requirement may be accelerated for a Participant who dies, or who ceases to be a Participant under the provisions hereof in connection with a Change of Control, take-over bid, reverse take-over or other similar transaction.

ARTICLE 3
LONG TERM INCENTIVE PLAN
Section 3.01   Plan: The Plan is hereby established for the Participants.
Section 3.02   Participants: The Committee shall have the right to grant, in its sole and absolute discretion, to any Participant rights to acquire any number of fully paid and non-assessable Shares (“Share Units”) in consideration of past services to the Corporation, subject to the Plan and agreement with a Participant and with such provisions, conditions (including any performance conditions), expiry date and restrictions as the Committee may determine. Subject to Section 5.06, at the end of the Restricted Period or, in the case of a Restricted Share Unit, the Deferred Payment Date (if any) applicable to a Share Unit, subject to any applicable conditions pursuant to the terms of such Share Unit, and without the payment of additional consideration or any other further action on the part of the holder of the Share Unit, the Corporation shall issue to the Participant holding the Share Unit one Share for each Share Unit held by the Participant for which the Restricted Period has expired. A Share Unit which is only subject to a time Restricted Period, shall be referred to as a “Restricted Share Unit”, a Share Unit of which the issuance of the underlying Share is subject to any performance condition shall be referred to as a “Performance Share Unit” and a Share Unit of which the issuance of the underlying Share is subject to the occurrence of a Termination or Retirement event, shall be referred to as a “Deferred Share Unit”. The Committee shall have the discretion to grant Performance Share Units which allow for the holder thereof receiving a number of Shares based on the achievement of performance ratios or multipliers as the Committee may determine upon such grant. Restricted Share Units, Performance Share Units and Deferred Share Units are the only Share Units permitted to be issued under the Plan. Notwithstanding the foregoing, any additional Shares issued based on a multiplier will be included in the calculation set out in Section 2.06. The Corporation will settle in cash in the event it does not have sufficient Shares to satisfy the obligation in Shares, or where the issuance of Shares would result in a breach of Section 2.06, provided that such settlement shall be no later than December 31 of the third calendar year after the calendar year in which the services to which the Share Units relate were rendered.
Section 3.03   Share Unit Grant Agreement: Each grant of a Restricted Share Unit, Performance Share Unit or Deferred Share Unit under the Plan shall be evidenced by a Restricted Share Unit grant agreement, Performance Share Unit grant agreement or Deferred Share Unit grant letter (as applicable) from the Corporation and agreed to by the Participant. Such Share Unit grant agreement shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Share Unit grant agreement.

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Schedule D
The provisions of the various Share Unit grant agreements issued under the Plan need not be identical. To the extent that there is any inconsistency between the Plan and the Share Unit grant agreement or any other communications, the Plan shall prevail.
Section 3.04   Restricted Period: Concurrent with the determination to grant Share Units to a Participant, the Committee shall determine the Restricted Period applicable to such Share Units. In addition, the Committee may determine any Performance Condition(s) applicable to Share Units that are granted as Performance Share Units, which may be required to be satisfied in order for the applicable Restricted Period(s) of those Performance Units to expire.
Section 3.05   Deferred Payment Date for Restricted Share Units: In respect of Restricted Share Units only, Participants who are residents of Canada for the purposes of the Tax Act and not subject to the provisions of the Internal Revenue Code may elect to defer receipt of all or any part of their Shares until a Deferred Payment Date, which date shall not extend the term limit provided for in Section 2.07. Any other Participants may not elect a Deferred Payment Date.
Section 3.06   Notice of Deferred Payment Date: Qualifying Participants who elect to set a Deferred Payment Date in respect to any of their Restricted Share Units must give the Corporation written notice of the Deferred Payment Date not later than sixty (60) days prior to the expiration of the Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is sixty (60) days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked.
Section 3.07   Retirement or Termination during Restricted Period: In the event of the Retirement or Termination of a Participant during the Restricted Period, any Share Units held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Committee shall have the absolute discretion to modify the Shares Units to provide that the Restricted Period shall terminate immediately prior to a Participant’s Termination or Retirement, or allow the Share Units to continue in accordance with their terms. Notwithstanding the above, any Share Units granted or issued to a Participant must expire within a reasonable period, not exceeding twelve (12) months following the Retirement Date or date of Termination.
Section 3.08   Payment of Dividends: In the event a cash dividend is paid to shareholders of the Corporation on the Shares while Share Units are outstanding, the Committee may, in its sole discretion, elect to credit each Participant with additional Share Units (on the same terms and conditions as the Share Units in respect of which such additional Share Units are credited). In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account on the record date had been Shares divided by the Market Price of a Share on the date on which dividends were paid by the Corporation. If the foregoing shall result in a fractional Share Unit, the fraction shall be disregarded. Additional Share Units awarded pursuant to this Section 3.08 shall be subject to the same terms and conditions as the underlying Share Units to which they relate. Notwithstanding the foregoing, the Corporation will settle such dividends in cash in the event it does not have sufficient Shares to satisfy the obligation in Shares, or where the issuance of Shares would result in a breach of Section 2.06.
Section 3.09   Death or Disability of Participant: In the event of:
(a)
the death of a Participant, any Share Units held by such Participant will vest on the date of death of such Participant and the Shares represented by the Share Units held by such Participant will be issued to the Participant’s estate as soon as reasonably practical thereafter, but in any event no later than ninety (90) days thereafter; and

(b)
the disability of a Participant (determined in accordance with the Corporation’s normal disability practices), any Share Units held by such Participant will vest on the date in which such Participant is determined to be totally disabled and the Shares represented by the Share Units held by the Participant will be issued to the Participant as soon as reasonably practical, but in any event no later than thirty (30) days following receipt by the Corporation of notice of disability.

Section 3.10   Change of Control: In the event of  (i) a Change of Control and (ii) the Participant is subject to a Triggering Event concurrently or following such Change of Control, all Share Units outstanding shall immediately vest and be settled by the issuance of Shares notwithstanding the applicable Restricted Period, Performance Conditions or Deferred Payment Date.
Section 3.11   Trading Blackout Periods: Unless otherwise determined by resolution of the Committee, in the event that any Restricted Period or Deferred Payment Date, as applicable, expires during or falls within a blackout period imposed, or self-imposed on the trading of securities of the Corporation, such expiry will be deemed automatically extended without any further act or formality to that date which is the tenth (10th) business day after the end of the blackout period, such tenth (10th) business day to be considered the expiry date for such Share Unit for all purposes under the Plan. The ten (10) business day period referred to in this Section may not be extended by the Committee. The extension provided herein will not be permitted where the Participant or the Corporation is subject to a cease trade order (or similar order under Securities Laws) in respect of the Corporation’s securities.
Section 3.12   Necessary Approvals: The obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.

ARTICLE 4
WITHHOLDING TAXES
Section 4.01   Withholding Taxes: The Corporation or its subsidiaries may take such steps as are considered necessary or appropriate to deduct any appropriate withholding taxes or other withholding liabilities which the Corporation or its subsidiary is required by any law or regulation of any governmental authority whatsoever to

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Schedule D
withhold in connection with any Share Unit or Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or its subsidiary for any amount which the Corporation and its subsidiaries are required to withhold with respect to such taxes. For greater certainty, immediately upon delivery of any Shares, the Corporation shall have the right to sell as trustee for the Participant or require that a Participant sell a given number of Shares sufficient to cover any applicable withholding taxes and any other source deductions to be withheld by the Corporation in connection with Shares issued in satisfaction of the Participant’s vested Share Units. Neither the Corporation nor any applicable subsidiary shall be responsible for obtaining any particular price for the Shares nor shall the Corporation or any applicable subsidiary be required to issue any Shares under the Plan unless the Participant has made suitable arrangements with the Corporation and any applicable subsidiary to fund any withholding obligation.

ARTICLE 5
GENERAL
Section 5.01   Effective Time of Plan: The Plan has been adopted by the Board subject to the approval of the TSXV and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approval being obtained.
Section 5.02   Amendment of the Plan: Subject to the approval of the TSXV and shareholders of the Corporation, as applicable, the Board may from time to time in its discretion amend, modify and change the provisions of the Plan (including any grant agreements), including, without limitation:
(a)
amendments of a house keeping nature; and

(b)
changes to the Restricted Period and/or Performance Condition(s) of any Share Units.

However, other than as set out above, any amendment, modification or change to the provisions of the Plan which would:
(a)
increase the number of Shares or maximum percentage of Shares which may be issued pursuant to the Plan other than by virtue of Section 5.06 of the Plan;

(b)
reduce the range of amendments requiring shareholder approval contemplated in this section;

(c)
permit Share Units to be transferred other than for normal estate settlement purposes;

(d)
change Insider participation limits which would result in shareholder approval being required on a disinterested basis; or

(e)
modify Section 2.06,

shall only be effective on such amendment, modification or change being approved by the shareholders of the Corporation. In addition, any such amendment, modification or change of any provision of the Plan shall be subject to the approval, if required, by any stock exchange having jurisdiction over the securities of the Corporation.
Section 5.03   Non-Assignable: Except pursuant to a will or by the laws of descent and distribution, no Share Unit and no other right or interest of a Participant is assignable or transferable.
Section 5.04   Rights as a Shareholder: For greater certainty, no holder of any Share Units shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period and the issuance of Shares underlying such Share Units. Subject to Section 3.06 and Section 5.06, no holder of any Share Units shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of expiry of the Restricted Period (or Deferred Payment Date) applicable to any Share Unit.
Section 5.05   No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or its subsidiaries nor interfere or be deemed to interfere in any way with any right of the Corporation or its subsidiaries to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.
Section 5.06   Adjustment in Number of Shares Subject to the Plan: If the outstanding common shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of common shares or securities of the Corporation or another corporation or entity through a reorganization, amalgamation, arrangement, merger, re-capitalization, re-classification, stock dividend, subdivision, consolidation or similar transaction, or in case of any transfer of all or substantially all of the assets or undertaking of the Corporation to another entity (any of which being, a “Reorganization”), subject to the prior acceptance of the TSXV, as applicable, any adjustments relating to the Shares subject to Share Units shall be adjusted by the Board, in its sole and absolute discretion, under this Section, provided that a Participant shall be thereafter entitled to receive the amount of securities or property (including cash) to which such Participant would have been entitled to receive as a result of such Reorganization if, on the effective date thereof, he or she had been the holder of the number of Shares underlying the Share Units.
Adjustments under this Section are subject to Section 3.10. Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Share shall be required to be issued under the Plan on any such adjustment.
Section 5.07   No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.
Section 5.08   Compliance with Applicable Law: If any provision of the Plan or any Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such

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Schedule D
provision into compliance therewith. Furthermore, this Plan is intended to be exempt from Section 409A of the Internal Revenue Code of 1986, as amended, to the extent applicable, as a short-term deferral and will be interpreted accordingly to the maximum extent permissible.
Section 5.09   Bona Fide Employees: Each grant agreement related to Share Units granted to an Employee, Consultant or Management Company Employee shall be deemed to include a representation by the Corporation and the Participant that the Participant is a bona fide Employee, Consultant or Management Company Employee of the Corporation or its subsidiaries.
Section 5.10   Old Long-Term Incentive Plan: Upon receipt of all approvals that may be required pursuant to
Section 3.12 hereof, the Plan will replace the current long-term incentive of the Corporation (the “Old Plan”) and on the date of receipt of all such approvals, the Old Plan will be of no further force and effect. All Share Units and Share Unit grant agreements issued under the Old Plan shall thereafter be deemed to be issued under the Plan and thereafter shall be governed under the Plan, except to the extent otherwise required in order to avoid adverse tax consequences under Section 409A of the Internal Revenue Code of 1986 with respect to awards to U.S. Taxpayers.
Section 5.11   Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and Canada, as applicable.

2023 Management Circular D-7

SCHEDULE “A”
U.S. TAXPAYER

Notwithstanding anything to the contrary in the Plan, the provisions of this Schedule “A” shall apply to the Share Units granted to a Participant during the period that he or she is a U.S. Taxpayer.

1. Retirement
Notwithstanding Section 3.07 of the Plan and subject to Section 2.08 of the Plan, any un-vested Share Units held by a Participant that is a U.S. Taxpayer will automatically vest on the date such Participant attains the age of 65 and the
Shares underlying such Share Units will be issued to the Participant forthwith and in any event no later than March 15 of the following calendar year.

2. Inability to Elect a Deferred Payment Date
For greater certainty, a Participant who is a U.S. Taxpayer will not be entitled to elect a Deferred Payment Date.

2023 Management Circular D-8

Schedule E
AUDITOR’S REPORTING PACKAGE
October 17, 2022

Schedule E
SCHEDULE “E”
AUDITOR’S REPORTING PACKAGE
STANDARD LITHIUM LTD.
(the “Company”)
NOTICE OF CHANGE OF AUDITOR
(the “Notice”)
October 17, 2022

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Dear Sirs/Mesdames:
Re:
Notice of Change of Auditors

In accordance with National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”), Standard Lithium Ltd. (the “Company” ) hereby gives notice that:
1.
On the request of the Company, Manning Elliott LLP, Chartered Professional Accountants (“Manning Elliott”) have resigned as auditors of the Company effective on the date hereof, to facilitate the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”);

2.
Effective the date hereof, the Company appointed PwC to fill the vacancy created by the resignation of Manning Elliott, and to hold such position until the close of the next annual meeting of shareholders of the Company;

3.
Manning Elliott has not issued any adverse, qualified opinion or denial of opinion on the annual financial statements of the Company for the two fiscal years preceding the date of this Notice or any similar reservation on interim financial information for any subsequent period preceding the date of this Notice;

4.
The Company’s Board of Directors have accepted the resignation of Manning Elliott as the Company’s auditors and approved the appointment of PwC; and

5.
There have been no reportable events as defined by NI 51-102, including reportable disagreements or unresolved issues between the Company and Manning Elliott over any audit conducted over the two most recent fiscal years and any subsequent period preceding the date of this Notice. There has been no reportable consultations between the Company and PwC during this period.

Respectfully,
STANDARD LITHIUM LTD.
Per: Isl “Kara Norman”
Kara Norman, Chief Financial Officer
2023 Management Circular E-1

Schedule E
17th floor, 1030 West Georgia St., Vancouver, BC, Canada V6E 2Y3 Tel: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com
October 17, 2022
To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Deputy Registrar, Securities Division
Newfoundland & Labrador Director of Securities, Department of Government Services and Lands

Dear Sirs/Mesdames:
Re:
Standard Lithium (the “Company”)

Notice of Change of Auditor

We have read the Notice of Change of Auditor from the Company (the “Notice”), dated October 17, 2022 delivered to us pursuant to Part 4.11 of National Instrument 51-102−Continuous Disclosure Obligations.
In this regard, we confirm that we are in agreement with the statements with respect to Manning Elliott LLP as set out in the Notice, and for other statements we have no basis to agree or disagree.
Yours truly,
MANN ING ELLIOTT LLP
CHARTERED PROFESSIONAL ACCOUNTANTS
2023 Management Circular E-2

Schedule E
October 17, 2022
To: the Board of Directors of Standard Lithium Ltd.
Enclosed is our response to the change of auditor notice dated October 17, 2022 in accordance with National Instrument 51-102. We understand that this letter will be reviewed and approved by the Board of Directors, filed with the British Columbia Securities Commission, Alberta Securities Commission, Financial and Consumer Affairs Authority of Saskatchewan, The Manitoba Securities Commission, Ontario Securities Commission, Financial and Consumer Services Commission (New Brunswick), Nova Scotia Securities Commission, Office of the Superintendent of Securities Service Newfoundland & Labrador, and Office of the Superintendent of Securities (Prince Edward Island) prior to October 31, 2022, and included in the information circular accompanying the notice of any meeting of shareholders at which action is to be taken concerning a change in auditor.
Yours very truly,
Chartered Professional Accountants
PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1604 806 7000, F: +1 604 806 7806, www.pwc.com/ca
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.
2023 Management Circular E-3